CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILA

PAVELETSKAYA SQUARE 2/
115054 MOSCO

BANK OF CHINA TOWE
ONE GARDEN ROA
HONG KON

SHIN KASUMIGASEKI BUILDIN
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

03003608

Writer's Direct Dial: (212) 225-2014

February 3, 2003

RECD S.E.C.
FEB 3 2003
1086

SUPPL

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated January 29, 2003, setting forth its financial results for the fourth quarter of 2002, and a discussion of such results, also dated January 29, 2003.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

BBVA Bancomer

Press Release 01/03

January 29th, 2003

GRUPO FINANCIERO BBVA BANCOMER REPORTED NET INCOME OF $1,802 MILLION PESOS DURING THE FOURTH QUARTER, 20% HIGHER THAN IN THE SAME PERIOD OF 2001.

VOLUME GROWTH IN ALL ITS BUSINESS LINES.

RESULTS

- GROUP NET INCOME INCREASED TO $6,661 MILLION PESOS IN 2002, 4% GROWTH COMPARED TO 2001
- RETURN ON EQUITY WAS 14.8%
- FOR 2002, THE EFFICIENCY RATIO WAS 56.6%, A 3.5 PERCENTAGE-POINT IMPROVEMENT OVER 2001
- THE BANKING BUSINESS REPORTED NET INCOME OF $1,721 MILLION PESOS THIS QUARTER, 36% HIGHER THAN IN 4Q01. NET INCOME FOR 2002 WAS $6,305 MILLION PESOS
- CAPITALIZATION RATIO REACHED 15.7%

BUSINESS VOLUMES

- DEMAND DEPOSITS GREW $10,000 MILLION PESOS, 7.2% OVER 2001
- CONSUMER LOANS GREW $4,900 MILLION PESOS, 32.1% OVER 2001
- ASSETS UNDER MANAGEMENT IN FIXED INCOME MUTUAL FUNDS REACHED $62,500 MILLION PESOS, AN ANNUAL GROWTH OF 14%
- INSURANCE POLICIES ISSUED BY SEGUROS BANCOMER INCREASED 18% IN 2002
- BANCOMER TRANSFER SERVICES PROCESSED MONEY REMITTANCES WORTH $4,800 MILLION DOLLARS, 36% HIGHER THAN IN 2001

INCOME STATEMENT PERFORMANCE

Grupo Financiero BBVA Bancomer's results performed favorably based on 10% growth in operating revenue in 2002, as a result of: net interest margin, fee income and expenses.

Grupo Financiero BBVA Bancomer Income Statement

Millions of Pesos as of Dec 2002	**2001**	**2002**	**Change (%)**
Net Interest Income	22,115	19,283	-13
Fee Income	10,736	12,137	13
Expenses	-21,089	-18,521	-12
Operating Revenue	**11,762**	**12,899**	**10**
Loan Loss Reserves	-2,618	-2,697	3
Trading Income	2,154	1,074	-50
Operating Income	11,298	11,276	0
Net Income	**6,431**	**6,661**	**4**

Net Interest Income

Net Interest margin as a percentage of average earning assets, was 5.3% in 2002, a decrease of only 30 basis points when compared to the previous year, while interest rates dropped 470 basis points over the same period. This positive result is attributable to the combination of two important factors:

a) A larger contribuition of credit to interest income, as a result of growth in consumer loans;

b) A better deposit mix, given strong growth in demand deposits.

Fee Income

Fee Income reached $12,137 million Pesos, 13.1% higher than 2001, owing to growing business activity in Bancassurance, Mutual Funds, Money Remittances and Cash Management, among others; as well as on a larger number of transactions.

Expenses

Total expenses were $18,521 million Pesos, 12.2% lower than in 2001. Strict expense control allowed for savings in most expense items, widely surpassing the goals set.

BANKING BUSINESS VOLUMES

The private sector loan portfolio (commercial, consumer and mortgage loans) grew 3.9% in 2002. The main driver was consumer loans which increased $4,900 million Pesos, 32% higher.

Demand deposits showed a positive trend, growing more than $10,000 million Pesos in 2002. Thus, Bancomer's deposit mix improved to 47.2% demand deposits as percentage of total deposits, compared to 40.9% the year before.

Bancomer consolidated itself as a leader in the underwriting business for Peso denominated debt issues, with approximately 21% of the market. Bancomer participated in issuing more than $9,000 million Pesos.

During the year, non performing loans dropped 18.2%, and the non-performing loan ratio dropped to 4.4% for 2002, which compares to 5.0% in 2001. Past-due loan coverage, including loan-loss reserves was 112.8%, higher than the 111.9% level registered at the end of 2001.

In December 2002, the total capitalization ratio was 15.7%, with Tier 1 of 13.0%.

NON BANKING BUSINESS VOLUMES

Non banking business performance continued to contribute positively to Group income:

As of December 2002, **Afore Bancomer** reached 4.4 million affiliates. Total assets under management reached $68,284 million Pesos, which translates into an annual growth of 24% and a market share of 21.7%.

Pensiones Bancomer reported reserves under management of more than $10,000 million Pesos and market share of 20.5%.

Total insurance policies issued in 2002 by **Seguros Bancomer** through the banking network climbed to $1,954 million Pesos, a 17.9% increase compared to last year. The company maintained its leadership position in the bancassurance business with a market share of issued policies of 39.3% as of September 2002.

Bancomer Gestión has assets under management in mutual funds of $65,571 million Pesos and is first place in fixed income investment funds with 23.8% market share as of December 2002.

Bancomer Transfer Services processed 12.7 million transactions in 2002, 31.5% more than in 2001, while funds transferred in the year reached USD $4,811 million Pesos, an annual increase of 35.9%, keeping its market leadership.

BBVA Bancomer

Comunicado de Prensa 01/03

México, D. F. a 29 de enero de 2003

GRUPO FINANCIERO BBVA BANCOMER REGISTRA UTILIDAD NETA DE $1,802 MILLONES EN EL CUARTO TRIMESTRE, 20% SUPERIOR A LA DEL MISMO PERÍODO DE 2001.

CRECEN VOLÚMENES EN TODAS SUS LÍNEAS DE NEGOCIO.

RESULTADOS

- LA UTILIDAD DEL GRUPO EN EL AÑO 2002 ASCIENDE A $6,661 MILLONES, 4% DE INCREMENTO RESPECTO A 2001.
- SE OBTIENE UN RETORNO SOBRE CAPITAL DEL GRUPO DE 14.8%.
- EL INDICE DE EFICIENCIA PARA 2002 ES 56.6%, MEJORANDO EL NIVEL DE 2001 EN MAS DE 3.5 PUNTOS PORCENTUALES.
- POR SU PARTE, EL NEGOCIO BANCARIO OBTIENE UN RESULTADO DE $1,721 MILLONES EN EL TRIMESTRE, 36% MAYOR QUE EL 4T01. EL RESULTADO ANUAL FUE $6,305 MILLONES.
- EL INDICE DE CAPITALIZACIÓN ALCANZA 15.7%.

VOLÚMENES DE NEGOCIO

- LOS DEPOSITOS A LA VISTA CRECEN $10,000 MILLONES, 7.2% ANUAL.
- EL CREDITO AL CONSUMO AUMENTA $4,900 MILLONES, 32.1% ANUAL.
- LOS RECURSOS ADMINISTRADOS EN SOCIEDADES DE INVERSIÓN DE DEUDA ALCANZAN $62,500 MILLONES, CRECIMIENTO DE 14% ANUAL.
- LA EMISIÓN DE PRIMAS DE SEGUROS BANCOMER AUMENTA 18% EN 2002.
- BANCOMER TRANSFER SERVICES REALIZO TRANSFERENCIAS DE DINERO POR 4,800 MILLONES DE DOLARES, 36% MAS QUE EN 2001.

EVOLUCION DE RESULTADOS

El resultado de Grupo Financiero BBVA Bancomer mantuvo una evolución muy favorable fundamentada en el margen básico del negocio, que registró un crecimiento anual de 10%, los componentes de este resultado son: el margen financiero, los ingresos por servicios y los gastos de operación.

Estado de Resultados Grupo Financiero BBVA Bancomer

Millones de pesos constantes	**2001**	**2002**	**Variación (%)**
Margen Financiero	22,115	19,283	-13
Ingresos por Servicios	10,736	12,137	13
Gastos de Operación	-21,089	-18,521	-12
Margen Básico del Negocio	**11,762**	**12,899**	**10**
Reservas Crediticias	-2,618	-2,697	3
Resultado de Intermediación	2,154	1,074	-50
Resultados de la Operación	11,298	11,276	0
Utilidad Neta	**6,431**	**6,661**	**4**

Margen Financiero

El margen financiero, como proporción de los activos productivos medios, se ubicó en 5.3% en 2002, lo que representa una reducción de tan solo 30 puntos base con respecto al año anterior, en tanto que las tasas de interés bajaron 470 puntos base en el mismo período. Este desempeño favorable fue resultado de la combinación de dos factores importantes:

a) Una mayor contribución de crédito al ingreso financiero, dado el crecimiento que ha venido presentando especialmente el crédito al consumo;

b) Mejor mezcla de captación, dado el fuerte crecimiento en depósitos a la vista.

Ingresos por Servicios

Los ingresos por servicios alcanzaron $12,137 millones, incremento de 13.1% respecto a 2001. El crecimiento de este rubro de ingreso se fundamenta en la creciente actividad de negocio en materia de Bancaseguros, Sociedades de Inversión, Transferencias de Dinero, Cash Management, entre otros; así como, en el aumento en el volumen de transacciones del Banco.

Gastos de Operación

El total de gastos de operación fue $18,521 millones, 12.2% menor al del año 2001. La estricta disciplina en materia de gasto permitió lograr ahorros en la mayoría de los rubros, rebasando ampliamente las metas trazadas.

VOLÚMENES DEL NEGOCIO BANCARIO

La cartera al sector privado, compuesta por los créditos comerciales, al consumo e hipotecarios registró un crecimiento de 3.9% en 2002. El principal motor de crecimiento fueron los créditos al consumo que aumentaron $4,900 millones, representando un incremento de 32%.

La captación de depósitos a la vista mostró una tendencia positiva, incrementándose mas de $10,000 millones en 2002. De esta forma, la mezcla de captación de Bancomer mejora al tener 47.2% de la captación en depósitos a la vista, frente a 40.9% el año anterior.

Bancomer se consolidó en 2002 como líder en colocaciones de emisiones de deuda en pesos, logrando aproximadamente 21% de participación en el mercado. El total de colocaciones en las que participó suman más de $9,000 millones.

La cartera vencida en el año se redujo 18.2%, logrando un índice de cartera vencida de 4.4% para 2002 que compara con 5.0% en 2001. La cobertura de la cartera vencida, con reservas crediticias se situó en 112.8%, mayor que el nivel de 111.9% registrado al cierre de 2001.

A diciembre de 2002 el índice de capitalización total fue de 15.7%, con un índice de capital básico de 13.0%.

VOLÚMENES DE LOS NEGOCIOS NO BANCARIOS

El desempeño de los Negocios No Bancarios continuó contribuyendo positivamente a las utilidades del Grupo:

Al cierre de diciembre de 2002, **Afore Bancomer** tiene 4.4 millones de afiliados. El total de recursos en administración alcanzó $68,284 millones, que representa un incremento anual de 24% y una cuota de mercado de 21.7%.

Pensiones Bancomer mantiene reservas en administración por más de $10,000 millones y una participación de mercado de 20.5%.

El total de primas emitidas en 2002 por **Seguros Bancomer** a través de la red bancaria ascendió a $1,954 millones, un incremento de 17.9% comparado con el año anterior. La compañía mantiene el liderazgo en el mercado de bancaseguros, con una participación por primas emitidas de 39.3% a septiembre de 2002.

Bancomer Gestión cuenta con activos en administración en Sociedades de Inversión por $65,571 millones y ocupa el primer lugar en fondos de inversión de renta fija con 23.8% de participación de mercado a diciembre de 2002.

Bancomer Transfer Services realizó 12.7 millones de transacciones en 2002, 31.5% más que en 2001, mientras que los fondos transferidos en el año alcanzaron USD $4,811 millones, incremento anual de 35.9%, manteniendo su liderazgo en el mercado.

BBVA Bancomer

4Q02

Management Discussion and Analysis

CONTENTS

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income was Ps. 1,802 million in 4Q02, 3.4% and 20.4% higher than in 3Q02 and 4Q01, respectively
- Net income was Ps. 6,661 million in 2002, 3.6% higher than in 2001. Excluding Far-Ben, net income was Ps. 6,875 million, a 6.9% increase over 2001 *(see note pg. 3)*
- EPS was Ps. 0.19 in 4Q02 and Ps. 0.72 in 2002
- ROAE was 14.4% and ROAA 1.7% in 4Q02 and 14.8% and 1.5%, respectively, in 2002. Excluding Far-Ben, ROAE was 15.3% in 2002

Banking Business

- Net income was Ps. 1,721 million in 4Q02, 5.5% and 36.3% higher than in 3Q02 and 4Q01, respectively
- Net income was Ps. 6,305 million in 2002, 5.5% higher than in 2001. Excluding Far-Ben, net income increased 9.1% over 2001
- Net interest margin stood at 5.7% in 4Q02, 20 basis points higher than in 3Q02. Net interest margin for 2002 was 5.3%
- Fee and commission income of Ps. 2,962 million in 4Q02 was 15.1% greater than in 4Q01 and fee income of Ps. 11,651 million in 2002 was 12.7% higher than in 2001
- Non-interest expense was Ps. 4,508 million in 4Q02, 9.1% lower than in 4Q01. On an accumulated basis, expense dropped 11.1% in 2002
- Efficiency ratio stood at 54.9% in 4Q02 and 56.5% in 2002, compared to 56.3% in 4Q01 and 59.6% in 2001
- Loans to the private sector increased 3.9% in 2002
- Demand deposits as a percentage of total deposits increased from 40.9% in 2001 to 47.2% in 2002
- Capitalization ratio, including market risk, as of December 2002 was 15.7% with Tier 1 capital of 13.0%. Under rules applicable as of January 1, 2003, total capitalization was 13.1% in 2002 with 9.9% Tier 1 capital

Bank Subsidiaries

- Afore Bancomer reported net income of Ps. 909 million in 2002
- Bancomer Transfer Services reported net income of Ps. 61 million in 2002 and total money transfers worth US 4,811 million

Group Subsidiaries

- Seguros Bancomer reported net income of Ps. 285 million in 2002 and growth in insurance policies issued through the branch newtork of 17.9%
- Pensiones Bancomer registered net income of Ps. 183 million in 2002
- Casa de Bolsa Bancomer registered net income of Ps. 76 million in 2002, lower than 2001 due to the spin-off of mutual funds to Bancomer Gestión
- Bancomer Gestión reported net income of Ps. 89 million in 2002, its first full year of operations

Figures shown are in constant Peso terms as of December, 2002 (Ps.). Growth rates are presented in real terms, unless otherwise specified.

GFBB Net Income (Ps. Million)


6,431
6,661
1,497
1,659
1,457
1,743
1,802
2001
2002
4Q01
1Q02
2Q02
3Q02
4Q02

GFBB EPS (Ps. Fully-Diluted)


0.70
0.72
0.16
0.18
0.16
0.19
0.19
2001
2002
4Q01
1Q02
2Q02
3Q02
4Q02

GFBB ROAE (% Annualized)


16.2
14.8
13.8
14.8
12.5
14.4
14.4
2001
2002
4Q01
1Q02
2Q02
3Q02
4Q02

GFBB ROAA (% Annualized)


1.5
1.5
1.4
1.5
1.3
1.6
1.7
2001
2002
4Q01
1Q02
2Q02
3Q02
4Q02

Banking Business Capitalization (%)
Net Equity to Risk-Weighted Assets [1]


15.7
14.8
15.0
15.4
15.7
4Q01
1Q02
2Q02
3Q02
4Q02

(1) Based on applicable capitalization rules for each period

BBVA Bancomer

Summary of Results and Selected Statistical Information

NOTE: In order to facilitate the comparative analysis of the Company's recurring business, the following document and discussion of the Income Statements for Grupo Financiero BBVA Bancomer and Subsidiaries and for the Banking Business and Subsidiaries were based on the Income Statements adjusted for the effects of the sale of the Company's stake in Far-Ben in 2Q02, presented on pages 22 and 30, respectively.

Net Income Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
GRUPO FINANCIERO BBVA BANCOMER	**6,661**	**6,431**	**1,802**	**1,743**	**1,497**
Holding company own income	-181	21	-49	-44	166
Banking Business	6,305	5,976	1,721	1,632	1,263
Insurance Business	470	298	132	137	13
Casa de Bolsa Bancomer	76	125	4	18	11
Bancomer Gestión	89	6	21	23	6
Minority interest and others (1)	-98	5	-27	-23	38

(1) Excluding minority interest in banking business subsidiaries, including minority interest in Seguros Bancomer and as of 2Q02 including the results of Fianzas Probursa, for which 4Q01 was re-stated.

Grupo Financiero BBVA Bancomer Balance Sheet Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
Assets					
Cash and due from banks	71,327	68,119	71,327	54,876	68,119
Investment and trading in securities and derivatives	63,768	68,235	63,768	78,515	68,235
Total loan portfolio	247,471	265,659	247,471	247,740	265,659
Loan loss provisions	(12,352)	(14,977)	(12,352)	(12,797)	(14,977)
Deferred taxes	23,995	26,425	23,995	24,627	26,425
Other assets	33,792	35,825	33,792	42,179	35,825
Total Assets	**428,001**	**449,286**	**428,001**	**435,140**	**449,286**
Liabilities					
Funding	316,142	341,229	316,142	323,595	341,229
Bank and other loans	41,249	40,755	41,249	40,956	40,755
Subordinated debentures	5,234	7,930	5,234	5,427	7,930
Other liabilities	8,041	9,263	8,041	9,494	9,263
Total Liabilities	**370,666**	**399,177**	**370,666**	**379,472**	**399,177**
Total Shareholders' Equity	**57,335**	**50,109**	**57,335**	**55,668**	**50,109**
Income Statement					
Adjusted net interest income	16,586	19,497	4,359	4,243	4,232
Net commission and fee income	12,137	10,736	3,069	3,255	2,664
Trading income	1,328	2,154	143	(69)	696
Total operating income	30,051	32,387	7,571	7,429	7,592
Non-interest expense	(18,521)	(21,089)	(4,619)	(4,568)	(5,121)
Operating income	11,530	11,298	2,952	2,861	2,471
Net income from ongoing operations	7,102	6,821	1,836	1,825	1,695
Net income	**6,661**	**6,431**	**1,802**	**1,743**	**1,497**

Grupo Financiero BBVA Bancomer Per Share Data and Market Capitalization	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
Net Income (Millions of Pesos)	**6,661**	**6,431**	**1,802**	**1,743**	**1,497**
Efficiency (1)	56.6	60.2	55.3	56.3	57.1
Per share data					
Net income					
Primary (2)	0.72	0.70	0.19	0.19	0.16
Fully diluted (2)	0.72	0.70	0.19	0.19	0.16
Majority equity book value (fully diluted)	5.57	4.86	5.57	5.39	4.86
Total shares outstanding (millions end-of-period)	9,277	9,225	9,277	9,277	9,225
Total shares outstanding, fully diluted (millions, end-of-period)	9,277	9,275	9,277	9,277	9,275
Price (nominal Pesos)	7.91	8.35	7.91	7.29	8.35
Market capitalization (millions of nominal Pesos)	73,381	77,029	73,381	67,629	77,029
P/E (3)	11.00	12.44	11.00	10.79	12.44
P/BV	1.42	1.81	1.42	1.38	1.81
Per ADR (USD) (4)					
Net income					
Primary	1.47	1.51	0.38	0.38	0.35
Fully diluted	1.48	1.51	0.38	0.38	0.35
Book value, fully diluted	10.66	10.60	10.66	10.54	10.60

(1) Non-interest expense / total income, exluding loan loss provisions. (2) Based on average number of shares of the period.
(3) Trailing 12 month income. (4) 20 ordinary series "B" shares per ADR.

Banking Business	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
Branches (1)	1,665	1,756	1,665	1,676	1,756
ATMs	3,752	3,712	3,752	3,721	3,712
Employees	25,704	27,520	25,704	25,902	27,520
Profitability ratios (%)					
Net interest margin (2)	5.3	5.6	5.7	5.5	5.7
Return on average assets (ROAA) (2)	1.5	1.4	1.6	1.5	1.2
Return on average majority equity (ROAE) (2)	16.4	17.7	15.9	15.6	13.6
Efficiency (3)	56.5	59.6	54.9	56.4	56.3
Asset quality indicators (%)					
Net past-due loan ratio, excluding Fobaproa	(0.8)	(0.9)	(0.8)	(0.6)	(0.9)
Gross past-due loan ratio, including Fobaproa	4.4	5.0	4.4	4.8	5.0
Gross past-due loan ratio, excluding Fobaproa	6.5	7.6	6.5	7.0	7.6
Net past-due loans to equity ratio	(2.8)	(3.6)	(2.8)	(2.0)	(3.6)
Reserve coverage	112.8	111.9	112.8	108.5	111.9
Loan portfolio growth, real terms (4)	(1.9)	(8.7)	1.0	1.2	(0.6)
Capitalization ratio (%) (5)					
Tier-1 capital	13.0	12.2	13.0	12.8	12.2
Total capital	15.7	15.7	15.7	15.4	15.7

(1) As of 1Q02 only physical branches are reported. (2) Annualized.
(3) Non-interest income / total income, excluding loan loss provisions. (4) Excluding FOBAPROA. (5) Includes credit and market risk.

Recent Events

Organizational changes

Mr. Jaime Guardiola Romojaro was named Chief Executive Officer (CEO) for Grupo Financiero BBVA Bancomer (GFBB) once approved by the Board of Directors of GFBB in a recent meeting held in January 2003. Mr. Guardiola, previously CEO of BBVA Banco Francés, has worked at BBVA for the past 23 years.

Mr. Vitalino Nafría Aznar, until January CEO of GFBB, was named General Director for the Americas by BBVA to oversee Mexican, as well as all other BBVA operations in Latin America.

Additional changes were made to GFBB's Steering Committee: Mr. Oscar Cabrera Izquierdo was named Chief Financial Officer (CFO) to substitute Mr. Jaime Adam Vidal, who will be taking over as Director of Financial Planning and Information Management for BBVA, a position held previously by Mr. Cabrera, whose 10-year career with BBVA has focused on different assignments in the Finance Department.

Finally, Mr. Leandro Vela Sánchez was named Chief Operations Officer (COO) at GFBB to substitute Mr. Ignacio Aldonza Goicoechea, who in turn has been named Director of Systems and Operations for BBVA in Europe. Mr. Vela previously held the position of COO with Grupo Financiero BBV-Probursa before the merger with Grupo Financiero Bancomer and has worked for the company for over 27 years.

Progress of "Project Cliente"

"Project Cliente", launched in 2002, has been instrumental to achieving our goal of becoming the bank best perceived for its levels of service. Bancomer clients graded overall service with an 8.1 at year-end 2002, 1.1 points higher than the previous year. This is proof of the success of corporate improvement initiatives, which targeted:

- Service: Differentiated service is offered now at branches according to client segmentation
- Queue times: Queue times at offices continue to be consistently reduced
- Direct debiting: Direct-debiting service has increased 70%
- Branch service hours: Office hours have been extended in branches with greater money remittance loads from Bancomer Transfer Services (BTS)
- Inquiries: These have been reduced by 63% for individual accounts
- Problem resolution capabilities: Resolution capabilities at branches have improved via online access to more precise information and better service
- Database mining: Cancelled or inactive accounts were eliminated from databases in order to facilitate access to client information

In 2003, "Project Cliente" will enter a new phase focused on developing differentiators to shape service into a competitive advantage.

Moody's assigns Bancomer a Aaa.mx rating on long-term deposits

In December 2002, Moody's assigned Bancomer a " Aaa.mx " national scale rating in local currency for long term deposits. This is the highest rating possible for a Mexican issuer and is intended primarily for use by domestic investors. The rating indicates a financial institution with the strongest creditworthiness and the lowest likelihood of credit loss relative to other domestic issuers.

Additionally, Moody's changed the outlook on the Bank's financial strength rating of C- from "stable" to "positive", which would allow for a possible upgrade going forward.

Far-Ben

On June 28, 2002, Bancomer and other GFBB subsidiaries sold their equity stake in Far-Ben, S.A. de C.V. This transaction was subject to a capital injection, otherwise, the operation would be reversed.

The aforementioned sale was finalized according to previously stated terms *(refer to GFBB's 2Q02 Press Release)* once Far-Ben announced it had concluded the capitalization process under the terms established in the Stock Purchase Agreement between Far-Ben, S.A. de C.V., FASA Investment, S.A. and controlling shareholders of Benavides and authorized by Far-Ben's Board of Directors on December 12, 2002.

Banking Business: Income Statement

GFBB's Banking Business reported net income of Ps. 6,305 million in 2002, a 5.5% increase over the previous year. This result is mainly attributable to performance in two recurring line items over the same period: a 12.7% increase in fee and commission income, in tandem with an 11.1% decrease in expenses. Net income for 4Q02 was Ps. 1,721 million, a 5.5% increase over the previous quarter and 36.3% higher than in 4Q01.

Banking Business: Income Statement Millions of Pesos	**12 Months 2002**	**12 Months 2001**	**4Q 2002**	**3Q 2002**	**4Q 2001**
Net interest income	**19,276**	**21,855**	**5,139**	**4,924**	**5,559**
Loan-loss provisions	(2,697)	(2,605)	(775)	(683)	(1,372)
Adjusted net interest income	**16,579**	**19,250**	**4,364**	**4,241**	**4,187**
Non-interest income	12,884	12,430	3,073	3,052	3,252
Total operating income	**29,463**	**31,680**	**7,437**	**7,293**	**7,439**
Non-interest expense	(18,155)	(20,424)	(4,508)	(4,495)	(4,958)
Operating income	**11,308**	**11,256**	**2,929**	**2,798**	**2,481**
Other income (expense) (net)	(234)	(482)	(11)	(22)	266
Net monetary gain (loss) (others)	(733)	(698)	(254)	(131)	(292)
Net Income before taxes	**10,341**	**10,076**	**2,664**	**2,645**	**2,455**
Incurred income tax and profit-sharing	(534)	(620)	(81)	(197)	(13)
Deferred income tax and profit-sharing	(2,667)	(2,811)	(761)	(606)	(700)
Net income before non-cons. subs., assoc. & affiliates	**7,140**	**6,645**	**1,822**	**1,842**	**1,742**
Net income from non-cons. subs., assoc. & affiliates	(394)	(65)	(69)	(126)	(62)
Net income from ongoing operations	**6,746**	**6,580**	**1,753**	**1,716**	**1,680**
Discontinued operations, extraordinary items and changes in accounting policies	(214)	(379)	0	0	(379)
Net income before minority interest	**6,532**	**6,201**	**1,753**	**1,716**	**1,301**
Minority interest	(227)	(225)	(32)	(84)	(38)
Net income	**6,305**	**5,976**	**1,721**	**1,632**	**1,263**

For comparability purposes, this Income Statement accounts for the effect of the sale of Far-Ben carried out in 2Q02 as an extraordinary item (see Financial Statements in Appendix).

Net Interest Margin

Net interest margin was 5.7% in 4Q02, a 20 basis-point improvement over the previous quarter, resulting from the combination of several factors:

(a) A 30 basis-point increase in the average interbank rate (28-day TIIE);

(b) A slightly greater contribution of credit activity to interest income on the back of strong growth in consumer loans. In 2002, credit contribution to net interest income in Pesos was 39.7%, compared to 27.9% a year earlier.

(c) Greater deposit balances given the strong seasonal growth in demand deposits, which in turn boosts interest income on deposits;

(d) Higher UDI repurchase agreement income, owing to increasing UDI values from seasonally higher inflation, which increase spreads on such securities; and finally,

(e) Increased monetary gains, also associated to rising inflation

The net interest margin has gone from 4.9% in 3M02, to 5.0% in 1H02, then 5.1% in 9M02 and closed 2002 at 5.3%, boosted by year-end seasonality in the Banking Business.

Despite a 470 basis-point contraction in the average TIIE in 2002, the net interest margin dropped only 30 basis points when compared to 2001. Margin stabilization has been a result of an enhanced funding mix -demand deposits weigh more on total traditional deposit balances- as well as strict pricing policies and an increasing contribution of credit-related interest income. Accordingly, the net interest margin measured as a percent of TIIE has increased from 43.4% in 2001 to 64.6% in 2002.


9.1%
8.5%
7.7%
8.1%
8.4%
12.9%
8.2%
5.7%
4.9%
5.1%
5.5%
5.7%
5.6%
5.3%
4Q01
1Q02
2Q02
3Q02
4Q02
2001
2002
Average 28 day TIIE
Net Interest Margin

Banking Business: Net Interest Margin Millions of Pesos	**12 Months 2002**	**12 Months 2001**	**4Q 2002**	**3Q 2002**	**4Q 2001**
Net interest income on loans and deposits	**16,919**	**19,175**	**4,422**	**4,353**	**4,639**
Interest income on loans and equity investments	31,806	46,681	8,250	7,955	9,075
Interest expense on deposits and funding	(14,887)	(27,506)	(3,828)	(3,602)	(4,436)
Net fee and commission income	**363**	**435**	**82**	**88**	**96**
Fee and commission income	363	435	82	88	96
Fee and commission expense	0	0	0	0	0
Net interest income on repo transactions	**1,039**	**779**	**368**	**290**	**423**
Repo interest income	16,703	14,488	4,840	4,097	3,016
Repo interest expense	(15,664)	(13,709)	(4,472)	(3,807)	(2,593)
Net interest income before monetary result	**18,321**	**20,389**	**4,872**	**4,731**	**5,158**
Monetary gain (loss)	**955**	**1,466**	**267**	**193**	**401**
Net interest income	**19,276**	**21,855**	**5,139**	**4,924**	**5,559**
Net interest margin (%)(1)	**5.3%**	**5.6%**	**5.7%**	**5.5%**	**5.7%**
Average interest-earning assets(2)	367,141	392,840	358,637	361,060	389,962

(1) Annualized. (2) Includes FOBAPROA.

Non-Interest Income

The Banking Business' non-interest income was Ps. 3,073 million in 4Q02 and reached Ps. 12,884 million in 2002, 3.7% higher than in 2001.

Fee and Commission Income

Fee income in 4Q02 of Ps. 2,962 million was 15.1% higher than in 4Q01 as a result of growth in every line item: 26.5% in money remittances; 24.2% in credit cards and ATMs; 14.9% in insurance; 11.2% in account management and 6.6% in mutual funds.

Also worth highlighting is fee income growth from 3Q02 to 4Q02 of 18.0% in credit cards and ATMs and 5.1% in account management, attributable to seasonally higher transaction volumes in the payment system in the final quarter of the year. Hence, fee income excluding pension funds to isolate the seasonally lower Afore fee income in 4Q, increased 7.3% in the same period.

In the full year of 2002, fee income was up 12.7% over 2001, with strong performance once again in credit cards and ATMs which increased 25.4%, money remittances with 23.4% and insurance with 12.0% growth over the year. Accordingly, these line items increased as a percentage of total 2002 fees, reaching 27.0%, 14.7% and 4.0%, respectively.

Since Bancomer Gestión initiated operations in December 2001, the Banking Business' fee income from mutual funds has contracted due to the fact that mutual fund asset management fees are now registered at Group level, where mutual fund fee income showed 5.2% growth in 2002.

Recurring fee income generation has driven the Banking Business' bottom line. Furthermore, the ratio of fee income as a percentage of total expense is a productivity gauge which has improved substantially, from 51.9% in 4Q01, to 65.7% in 4Q02. For 2002, this ratio was 64.2%, equivalent to a 13.6 percentage point increase over 2001.

Trading Income

Trading income came in at Ps. 111 million in 4Q02 from the offsetting effect of Ps. 200 million in profit from the foreign exchange business (which increased 51.5% over 4Q01) and Ps. 89 million in valuation losses in other trading income, following an upward movement of the yield curve over the quarter.

The breakdown of trading income has changed significantly over the past 12 months. In 2001, foreign exchange trading income accounted for 34.0% of trading gains, whereas in 2002, contributed 76.0% of trading income. The latter is attributable to 31.8% growth in the foreign exchange business in 2002, in tandem with lower trading income from other investments associated with a smaller downward shift of the yield curve in average annual terms.

Banking Business: Non-Interest Income Millions of Pesos	**12 Months 2002**	**12 Months 2001**	**4Q 2002**	**3Q 2002**	**4Q 2001**
Non-interest income	**12,884**	**12,430**	**3,073**	**3,052**	**3,252**
Net fee and commission income	**11,651**	**10,336**	**2,962**	**3,137**	**2,574**
Account management	2,368	2,130	635	604	571
Money transfers and remittances	1,711	1,386	453	469	358
Credit card and ATMs	3,145	2,508	919	779	740
Mutual fund management	1,060	1,079	258	269	242
Pension fund and SAR management	2,506	2,452	467	812	462
Insurance	465	415	108	125	94
Others	396	366	122	78	107
Trading income	**1,233**	**2,094**	**111**	**(85)**	**678**
FX trading (1)	937	711	200	231	132
Other trading income	296	1,383	(89)	(316)	546

(1) As of 2Q02, the table presents the breakdown of the Bank's currency exchange business in order to trace its recurrent nature. Data for 4Q01 was reconstructed under the same criteria.

Non-Interest Expense

Non-interest expense in 4Q02 was Ps. 4,508 million, in line with the previous quarter, as 2.1% higher operating expenses from seasonal growth in transaction volumes offset a 3.0% reduction gained in wages and employee benefit expense. Regardless, when comparing 4Q02 and 4Q01, the drop in manageable expenses (wages and employee benefits and administrative and operating expenses) was 9.2 percentage points.

In 2002, total expense was cut by Ps. 2,269 million, or 11.1%. Furthermore, manageable expenses contracted 9.3%, attributable to across the board savings in all expense items over the year, namely third-party and technical service fees, property maintenance and telecommunications, in addition to reductions in employee wage and benefit expenses.

Banking Business: Non-Interest Expense Millions of Pesos	**12 Months 2002**	**12 Months 2001**	**4Q 2002**	**3Q 2002**	**4Q 2001**
Non-interest Expense	**18,155**	**20,424**	**4,508**	**4,495**	**4,958**
Wages and employee benefits	8,058	8,367	1,919	1,979	2,013
Administrative & operating expenses	5,475	6,559	1,416	1,387	1,658
Rents, depreciation & amortization	2,296	2,691	564	561	538
Taxes other than income tax and profit-sharing	949	1,343	267	217	377
Contribution to IPAB	1,377	1,464	342	351	372

Breakdown Analysis of Recurring Income and Expenses

The concerted effort in 2002 to maximize manageable line items of the Income Statement (net interest income, fee income and expenses) has had meaningful effect on improving profitability. The spread between the aforementioned income and expense has widened, from 2.69% of total average assets in 2001, to 2.95% in 2002, equivalent to Ps. 1,005 million in additional net recurring earnings. The latter, despite a 470 basis-point contraction in the average TIIE in 2002 which in turn curbed net interest income as a percent of total average assets from 5.00% to 4.45%.

Material contributions to earnings enhancement have come from increasing fee income and diminishing expenses, the former increasing from 2.36% of total average assets in 2001, to 2.69% in 2002. Hence, fee income now accounts for 37.7% of earnings versus 32.1% a year earlier. On the other hand, expenses have declined 48 basis points to 4.19% on total average assets over the same period.

The most evident outcome of recurring earnings strengthening is the efficiency ratio for the Banking Business, which has declined from 56.3% in 4Q01 to 54.9% in 4Q02 and from 59.6% in 2001 to 56.5% in 2002, an accumulated 3.1 percentage-point drop.

Banking Business: Income and Expense Analysis Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
Net interest income	19,276	21,855	5,139	4,924	5,559
Commission and fee income	11,651	10,336	2,962	3,137	2,574
Total income (A)	30,927	32,191	8,101	8,061	8,133
Total expenses (B)	18,155	20,424	4,508	4,495	4,958
Difference (A-B)	**12,772**	**11,767**	**3,593**	**3,566**	**3,175**
Total Average Assets	**433,305**	**437,514**	**426,051**	**434,887**	**439,529**
Net interest income	4.45%	5.00%	4.82%	4.53%	5.06%
Commission and fee income	2.69%	2.36%	2.78%	2.88%	2.34%
Total income (A)	7.14%	7.36%	7.61%	7.41%	7.40%
Total expenses (B)	4.19%	4.67%	4.23%	4.13%	4.51%
Difference (A-B)	**2.95%**	**2.69%**	**3.37%**	**3.28%**	**2.89%**
Efficiency (includes trading income)	**56.5%**	**59.6%**	**54.9%**	**56.3%**	**56.3%**

Banking Business: Balance Sheet

Cash and Due From Banks

The balance of cash and due from banks in 4Q02 was Ps. 71,280 million, in line with that of 4Q01, but Ps. 16,506 million or 30.1% higher than in 3Q02. The higher balance versus 3Q02 is a result of unwinding trading securities balances in order to meet demand of seasonal, as well as regulatory (Central Bank), liquidity requirements.

Performing Loans

In an attempt to better track underlying credit activity trends in the Banking Business, greater disclosure of the breakdown of the loan portfolio separates the Bank's own loan portfolio from UDI trust balances which consolidate at the Bank level. Furthermore, the following tables summarize data for the last five quarters in such way that uniform comparative information is available.

Loans to the private sector totaled Ps. 97,731 million in 4Q02, that is, 1.5% higher than in 3Q02 and 3.9% over 2001.

The consumer loan portfolio continued to show robust growth in 4Q02 of 4.4%, owing to strong origination during the quarter; 5,591 auto loans; 54,236 payroll loans (Creditón Nómina) and 156,856 credit cards, in addition to greater seasonal balances in the latter in the fourth quarter. In 2002, consumer loans increased 32.1% over 2001.

Commercial loans increased 1.6% in 4Q02, but still showed a marginal change over 2002. Nonetheless, it is worth highlighting that an approximately 80 basis-point increase in market share of non-UDI trust commercial loans was gained in 2002.

Finally, government loans increased 8.2% compared to 3Q02 and 19.0% for the full year, whereas government support program balances dropped Ps. 3,529 million in 2002 due to government reimbursement programs.

In sum, the Bank's total performing loan portfolio was up 2.9% versus 3Q02 and 2.5% compared to 4Q01.

Banking Business: Performing Loans without UDI Trusts (1)
Millions of Pesos

		Commercial	Consumer	Mortgage	Loans to Private Sector	Government Entities	Support Programs	Total Government Entities	Total
4Q02	Pesos	33,455	20,177	10,292	63,924	12,417	2,021	14,438	78,362
	USD	32,663	0	0	32,663	4,772	0	4,772	37,435
	UDIS	1,068	0	76	1,144	48	0	48	1,192
	Total	**67,186**	**20,177**	**10,368**	**97,731**	**17,237**	**2,021**	**19,258**	**116,989**
3Q02	Pesos	31,590	19,326	10,760	61,676	11,040	1,479	12,519	74,195
	USD	33,952	0	0	33,952	4,849	0	4,849	38,801
	UDIS	582	0	51	633	48	0	48	680
	Total	**66,123**	**19,326**	**10,811**	**96,260**	**15,936**	**1,479**	**17,415**	**113,676**
2Q02	Pesos	32,606	17,386	11,331	61,323	8,403	958	9,361	70,683
	USD	33,289	0	0	33,289	6,109	0	6,109	39,398
	UDIS	627	0	62	689	52	0	52	740
	Total	**66,522**	**17,386**	**11,393**	**95,300**	**14,563**	**958**	**15,521**	**110,821**
1Q02	Pesos	32,378	15,906	11,366	59,650	8,394	6,073	14,467	74,117
	USD	30,151	0	0	30,151	5,690	0	5,690	35,841
	UDIS	686	0	70	756	54	0	54	811
	Total	**63,215**	**15,906**	**11,436**	**90,557**	**14,139**	**6,073**	**20,211**	**110,769**
4Q01	Pesos	34,674	15,275	11,495	61,444	8,538	5,550	14,089	75,532
	USD	31,826	0	0	31,826	5,897	0	5,897	37,723
	UDIS	692	0	90	781	56	0	56	837
	Total	**67,192**	**15,275**	**11,584**	**94,051**	**14,491**	**5,550**	**20,041**	**114,093**

(1) Excluding Fobaproa. Ps. 3,034 million of loans to government-owned companies included in the commercial loan portfolio in 3Q02 were re-classified as loans to government entities.

As regards the UDI trust portfolio, the total balance as of 4Q02 was Ps. 41,643 million, 4.2% and 12.6% lower than in 3Q02 and 4Q01, respectively. This reduction is attributable to the fact that such trusts carry seasoned transactions and no new origination. Consolidating both portfolios, total performing loans reached Ps. 158,632 million, a 1.9% decline versus 2001.

Banking Business: Performing Loans
Millions of Pesos

		UDI Trusts				
	Banking Business without UDI trusts (1)	Commercial	Mortgage	Government	Subtotal Trusts	Total
4Q02	**116,989**	129	29,562	11,952	**41,643**	**158,632**
3Q02	**113,676**	833	30,502	12,123	**43,458**	**157,133**
2Q02	**110,821**	1,032	31,200	12,261	**44,493**	**155,314**
1Q02	**110,768**	1,172	32,538	12,404	**46,113**	**156,881**
4Q01	**114,092**	1,323	33,833	12,490	**47,646**	**161,738**

(1) Excluding Fobaproa.

Furthermore, Bancomer consolidated its leading position in the underwriting business for Peso-denominated debt issues, reaching 21.0% market share. Bancomer participated in transactions totaling more Ps. 9,000 million in 2002, representing an important additional source of fee income.

Fobaproa

The balance of Fobaproa/IPAB notes for the Banking Business, net of deposits in checking accounts, reached Ps. 105,546 million as of December 2002. Net of reserves totaling Ps. 27,660 million, the total balance was Ps. 77,886 million as of the same date.

Banking Business: Fobaproa/IPAB Notes Millions of Pesos	Notes with loss sharing	Notes without loss sharing	Total
Gross balance of notes	91,702	30,937	**122,639**
Deposits in checking accounts	(16,082)	(1,011)	**(17,093)**
Balance of notes net of deposits	**75,620**	**29,926**	**105,546**
Reserves	(27,660)	-	**(27,660)**
Balance of notes net of reserves	**47,960**	**29,926**	**77,886**

The balance of Fobaproa notes with loss-sharing or incentive schemes, net of checking account deposits, was Ps. 75,620 million as of December, 2002. Net of reserves, this balance reached Ps. 47,960 million as of the same date. Recoveries (including repossessed assets) accounted for 21.4% of the gross note as of December, 2002.

Banking Business: Fobaproa Notes with Loss Sharing Millions of Pesos	Balance			Recovery as % of Gross Balance		
	Commercial	Mortgage	Total	Commercial	Mortgage	Total
Gross balance of notes	68,621	23,081	**91,702**			
Deposits in checking accounts	(11,602)	(4,480)	**(16,082)**	16.9%	19.4%	17.5%
Balance of notes net of deposits	**57,019**	**18,601**	**75,620**			
Reserves	(23,010)	(4,650)	**(27,660)**			
Net balance of notes	**34,009**	**13,951**	**47,960**			
Recoverable base						
Repossessed assets	3,333	215	**3,548**	4.9%	0.9%	3.9%
Originating loans	5,859	9,100	**14,959**			
Accumulated interest	6,386	4,276	**10,662**			
Total	**15,578**	**13,591**	**29,169**	21.8%	20.3%	21.4%

The maximum contingency on Fobaproa notes as of December, 2002 was Ps. 27,660 million, including Ps. 8,741 million of incentive schemes. This contingency was 100% reserved as of December 2002, assuming 0% recovery. Any future recoveries on this portfolio would be registered as income for the bank. Assuming a scenario of 20% recovery on the base, the bank could register income of Ps. 1,532 million.

Recoveries Millions of Pesos				
As a % of Recoverable Base	**0.00%**	**20.00%**	**40.00%**	**60.00%**
As a % of Fobaproa Note	**0.00%**	**7.71%**	**15.43%**	**23.14%**
Balance of notes net of deposits	75,620	75,620	75,620	75,620
Additional recovery	0	(5,834)	(11,667)	(17,501)
Net balance	**75,620**	**69,786**	**63,953**	**58,119**
Loss sharing(1)	18,919	17,461	16,002	14,544
Incentive scheme	8,741	8,667	8,252	7,840
Total contingency	**27,660**	**26,128**	**24,254**	**22,384**
Current reserves	(27,660)	(27,660)	(27,660)	(27,660)
Maximum additional contingency	**0**	**(1,532)**	**(3,406)**	**(5,276)**

(1) In the case of a note totaling Ps. 284 million, the loss sharing is 30%.

Asset Quality

Loan Portfolio Rating

As of December 2002, A and B rated loans accounted for 95.2% of the total loan portfolio, compared to 93.4% as of December 2001. Reserve requirements on this portfolio stood at Ps. 12,352 million at the end of 4Q02, which includes 100% reserves on past-due interest.

Banking Business: Loan Portfolio Rating Millions of Pesos				
Risk Level	Balance	%	Reserve	%
A (1)	270,435	89.2%	1,116	9.0%
B	18,135	6.0%	2,478	20.1%
C	6,975	2.3%	2,579	20.9%
D	4,633	1.5%	3,280	26.6%
E	2,865	0.9%	2,899	23.5%
TOTAL	**303,043**	**100.0%**	**12,352**	**100.0%**
Total requirement			**12,352**	

Commercial, mortgage and consumer loan ratings based on end-of-period December balances.
(1) Including exempt loans for Ps. 152,891 million which include the gross balance of the Fobaproa/IPAB notes.

Non-Performing Loans

Stricter recovery processes have helped reduce the non-performing loan balance which dropped 7.2% in 4Q02 and 18.2% over the past twelve months, closing at Ps. 10,953 million at the end of December 2002. Thus the NPL ratio, excluding Fobaproa, stood at 6.5% as of December 2002, comparing favorably to 7.6% as of December 2001.

Banking Business: Non-performing loans Millions of Pesos		Commercial	Financial Entities	Consumer	Mortgage	Government Entities	Total
4Q02	Pesos	1,636	0	1,072	2,095	0	4,803
4Q02	USD	2,578	0	0	0	0	2,578
4Q02	UDIS	478	0	0	3,094	0	3,572
4Q02	Total	**4,692**	**0**	**1,072**	**5,189**	**0**	**10,953**
3Q02	Pesos	2,154	0	971	2,194	0	5,319
3Q02	USD	2,203	0	0	0	0	2,203
3Q02	UDIS	711	0	0	3,565	0	4,276
3Q02	Total	**5,068**	**0**	**971**	**5,759**	**0**	**11,798**
4Q01	Pesos	1,841	0	948	3,044	0	5,833
4Q01	USD	3,015	0	0	0	0	3,015
4Q01	UDIS	1,092	0	0	3,442	0	4,534
4Q01	Total	**5,948**	**0**	**948**	**6,486**	**0**	**13,382**

Provisions for Loan Losses

A total of Ps. 775 million in loan loss provisions were charged to the income statement in 4Q02, equivalent to 1.9% of total average loans for the quarter. For 2002, on an annualized basis, loan loss provisions were equivalent to 1.7% of performing loans. Including the latter additional reserves, the past-due loan coverage ratio was 112.8% as of December 2002.

Provisioning levels have increased as a result of a slowdown in economic activity in 2002, in addition to what is now two years of sluggish growth in production. Hence, the situation of certain companies in the most affected sectors of the economy has not improved. Furthermore, agreements on pending troubled loan negotiations have dragged out.

The cost of the Banking Business' debtor-support programs in 4Q02 was Ps. 347 million. The balance of mortgage loans and commercial loans benefiting from these programs was Ps. 28,181 million and Ps. 510 million, respectively, as of December 2002.

Banking Business: Loan Loss Provisions Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
Provisions for loan losses (end-of-period)	**12,352**	**14,977**	**12,352**	**12,797**	**14,977**
as % of end-of-period gross loans (1)	**7.3**	**8.5**	**7.3**	**7.6**	**8.5**
as % of end-of-period gross past-due loans	**112.8**	**111.9**	**112.8**	**108.5**	**111.9**
Allocation to provisions	**(5,874)**	**(14,271)**	**(1,519)**	**(1,110)**	**(2,917)**
Provisions for loan losses					
Beginning balance	**14,977**	**25,641**	**12,797**	**13,163**	**16,648**
Plus:					
Charges to results	2,697	2,605	775	683	1,372
Charge-off recoveries	232	144	107	34	37
Other	320	1,742	320	0	0
	3,249	4,491	1,202	717	1,409
Minus:					
Charge-offs for credit cards	(496)	(366)	(96)	(232)	(134)
Charge-offs for consumer loans	(30)	0	(30)	0	0
Charge-offs for commercial loans	(1,850)	(10,454)	(466)	(158)	(1,703)
Charge-offs for mortgage loans	(2,074)	(1,924)	(581)	(353)	(602)
Subtotal charge-offs	(4,450)	(12,744)	(1,173)	(743)	(2,439)
Applications to performing commercial loans (Punto Final)	(20)	(70)	(4)	(5)	(25)
Applications to performing mortgage loans (Punto Final)	(1,404)	(1,457)	(343)	(361)	(443)
Subtotal applications to performing loans	(1,424)	(1,527)	(347)	(366)	(468)
Monetary gain (loss)	1	(883)	(127)	26	(173)
	(5,874)	**(15,154)**	**(1,647)**	**(1,083)**	**(3,080)**
Ending balance	**12,352**	**14,977**	**12,352**	**12,797**	**14,977**

(1) Excluding Fobaproa/IPAB.

Deferred Taxes

In 4Q02, the balance of net deferred taxes for the Banking Business dropped Ps. 634 million to close at Ps. 23,769 million as of December 2002. The breakdown of this amount was Ps. 25,025 million in deferred tax assets and Ps. 1,255 million in deferred tax liabilities.

Of total deferred tax assets as of December 2002, 51.1% are loan-loss provisions, 40.5% tax-loss carryforwards, 1.4% tax losses on equity sales and the remaining 7.0% other concepts.

The balance of deferred taxes has been reduced by Ps. 634 million from September to December 2002 and Ps. 2,414 million or 9.2%, in the past twelve months.

Deposits

The Bank's deposit strategy has been twofold: first, improve the Balance Sheet funding mix in order to boost net interest income and, second, attract greater balances in mutual funds in order to raise fee income. This strategy led to an approximate 50 basis-point gain in market share in Peso-denominated demand deposits, and close to 100 basis points in fixed-income mutual funds in 2002, according to preliminary figures.

Traditional deposits have shown a positive trend. On the one hand, demand deposit balances increased Ps. 10,073 million in 2002 owing to 8.0% growth in Peso-denominated demand deposits (currently 85.9% of total demand deposits) over the same period. Consequently, demand deposits as a percentage of traditional funding represent 47.2% in 2002, compared to 40.9% a year earlier.

On the other hand, time deposits have dropped Ps. 13,941 million in 2002, or 8.9%, resulting from an ongoing disintermediation process where clients have chosen to substitute these for mutual funds or repurchase agreements in light of a lower interest rate environment.

Consequently, mutual funds (off-Balance deposits) have increased balances by Ps. 7,644 million, or 13.9%, from 2001 to 2002 and currently account for 17.6% of total funding through the branch network, up from 15.6% in December 2001.

The commercial effort required to accumulate demand and mutual fund deposits, which together now represent 59.7% of branch network funding, has been an adequate strategy to increase profitability.

Banking Business: Total Deposits Millions of Pesos		Checking / Savings	Time/ Branch Network	Bank Bonds	Mutual Funds	Branch Deposits	Time/ Treasury	Total Deposits
4Q02	Pesos	128,903	139,700	0	61,185	329,788	21,871	351,659
	USD	21,205	3,797	0	1,381	26,383	1,826	28,209
	UDIS	0	9	0	0	9	445	454
	Total	**150,108**	**143,506**	**0**	**62,566**	**356,180**	**24,142**	**380,322**
3Q02	Pesos	110,666	144,259	0	57,719	312,644	30,314	342,958
	USD	29,116	6,736	0	1,115	36,967	3,237	40,204
	UDIS	0	7	0	0	7	445	452
	Total	**139,782**	**151,002**	**0**	**58,834**	**349,618**	**33,996**	**383,614**
4Q01	Pesos	119,392	144,248	531	53,409	317,580	43,607	361,187
	USD	20,643	13,162	0	1,513	35,318	257	35,575
	UDIS	0	37	0	0	37	638	675
	Total	**140,035**	**157,447**	**531**	**54,922**	**352,935**	**44,502**	**397,437**

Debt

Total debt for the Banking Business in 2002 was reduced by Ps. 2,202 million as a result of lowering long-term debt balances by Ps. 4,395 million, in turn reducing funding costs. Lower indebtedness is mainly attributable to the amortization of subordinated debt. On the other hand, short-term funding increased Ps. 2,193 million in 2002.

Banking Business: Debt Millions of Pesos		Loans on Demand	Short Term Loans	Short Term Debt	Long Term Loans	Subordinated Debentures	Long Term Debt	Total Debt
4Q02	Pesos	2,103	16,834	18,937	7,762	2,605	10,367	29,304
	USD	1	2,965	2,966	11,584	2,629	14,213	17,179
	UDIS	0	0	0	0	0	0	0
	Total	**2,104**	**19,799**	**21,903**	**19,346**	**5,234**	**24,580**	**46,483**
3Q02	Pesos	0	19,573	19,573	8,095	2,666	10,761	30,334
	USD	0	3,323	3,323	9,965	2,761	12,726	16,049
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**22,896**	**22,896**	**18,060**	**5,427**	**23,487**	**46,383**
4Q01	Pesos	1,858	11,784	13,642	9,493	2,922	12,415	26,057
	USD	1,388	4,680	6,068	11,552	3,689	15,241	21,309
	UDIS	0	0	0	0	1,319	1,319	1,319
	Total	**3,246**	**16,464**	**19,710**	**21,045**	**7,930**	**28,975**	**48,685**

Capitalization

The Banking Business' estimated total capitalization ratio as of December 2002, including market risk, was 15.7% with Tier 1 capitalization ratio as of the same date of 13.0%, compared to 15.4% and 12.8% (based on 2002 rules), respectively, as of September 2002 *(for additional information regarding capitalization ratios for Bancomer and Bancomer Servicios, see Condensed Notes, pg. 34).*

Based on pro-forma 2003 capitalization rules, the Banking Business' total estimated capitalization ratio as of December 2002 would be 13.1%, including market risk, and the Tier 1 capitalization ratio would be 9.9%, compared to 12.8% and 9.7%, respectively, as of September 2002 under the same rules.

Based on pro-forma 2003 capitalization rules, the capitalization ratio for each individual bank would be, including market risk, 11.7% for Bancomer with Tier 1 ratio of 8.5% and for Bancomer Servicios 158.2% and 158.2%, respectively.

BBVA Bancomer

Banking Business: Capitalization Millions of Pesos	December 2002		September 2002		December 2001	
Tier 1 capital		32,584		32,497		30,684
Tier 2 capital		6,674		6,617		8,765
Net capital		**39,258**		**39,114**		**39,449**
	Credit Risk	Credit & Mkt. Risk	Credit Risk	Credit & Mkt. Risk	Credit Risk	Credit & Mkt. Risk
% of risk assets						
Tier 1 capital	16.80%	13.03%	16.92%	12.80%	14.45%	12.18%
Tier 2 capital	3.44%	2.67%	3.45%	2.61%	4.13%	3.48%
Net capital	**20.24%**	**15.70%**	**20.37%**	**15.41%**	**18.58%**	**15.66%**
Risk assets	193,962	250,095	192,015	253,872	212,305	251,974

Non-Banking Businesses

In 2002, the non-banking businesses once again played an important role in contributing to Group earnings, accounting for 19.6% of GFBB's net income.

Afore Bancomer

Afore Bancomer reported net income of Ps. 909 million in 2002, 1.2% higher than in 2001. Total equity reached Ps. 1,910 million as of December 2002.

Siefore Bancomer reached Ps. 68,284 million in assets under management as of November, 2002, a 23.6% growth over the last year, to reach 21.7% of total market share. As of December 2002, Afore Bancomer reached a total of 4.4 million clients, equivalent to 14.8% of the entire system.

Seguros Bancomer

Net income for 2002 was Ps. 285 million for Seguros Bancomer. Shareholder's equity reached Ps. 961 million as of December, 2002. Total premiums issued at the branch network reached Ps. 1,954 million in 2002, a 17.9% increase over the previous year. Seguros Bancomer has successfully maintained its leadership in the bancassurance market with 39.3% share of issued premiums as of September 2002.

Pensiones Bancomer

Pensiones Bancomer reported net income of Ps. 183 million in 2002, 35.2% higher than in 2001. Total shareholders' equity as of December, 2002 was Ps. 507 million. This company is leader in the pension fund industry in Mexico with Ps. 10,304 million in accumulated reserves to December 2002, equal to 20.5% market share.

Casa de Bolsa Bancomer

The brokerage business netted Ps. 76 million in income in 2002, 39.6% lower than in 2001 due to the spin-off of the mutual fund business to Bancomer Gestión. Shareholder's equity as of December, 2002 stood at Ps. 861 million.

Bancomer Transfer Services

Bancomer Transfer Services (BTS) netted Ps. 61 million in income in 2002. BTS carried out 12.7 million transactions over the year, 31.5% more than in 2001. The total amount of money transfers was USD 4,811 million in 2002, 35.9% higher than in 2001.

Bancomer Gestión

Bancomer Gestión reported net income of Ps. 89 million in 2002. Total assets under management reached Ps. 65,571 million and this subsidiary boasts first place in fixed-income mutual funds with 23.8% market share as of December 2002.

Appendix

GFBB's equity stake breakdown by subsidiary is detailed in the following table:

	4Q 2002	3Q 2002	4Q 2001
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	0.00%
Factoraje Probursa (1)	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%

(1) In liquidation

All figures included in this report are expressed in constant peso (Ps.) terms as of December, 2002. All growth rates included in this report are in real Peso terms. Figures have been converted from nominal Pesos using the following UDI inflation adjustment factors:

	4Q 2002	3Q 2002	4Q 2001
End of period	3.2258	3.1667	3.0553
Inflation adjusting factor	1.0000	1.0187	1.0558

Conversion of nominal Pesos into U.S. Dollars may be obtained by using the following exchange rates:

	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
End of period	10.4393	9.1695	10.4393	10.2299	9.1695
Average	9.7455	9.3274	10.2470	9.9756	9.2306

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

According to transitory dispositions in CNBV's Ruling 1488, as of 2002, mortgage loans that are past-due for 150 days are considered non-performing. As of January 1, 2003, this period is reduced to 90 days. As of December 31, 2002, loans with four to five past due installments totaled approximately Ps. 940 million. It is important to point out that the above has no effect on asset quality, as it is simply a change in accounting rules.

GFBB calculates ROAE netting out from stockholders' equity the net income for the period.

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Situation
- Consolidated Statement of Changes in Stockholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	Dec 2002	Sep 2002	Jun 2002	Mar 2002	Dec 2001
ASSETS					
Cash and due from banks	71,327	54,876	65,309	55,687	68,119
Securities	**63,554**	**78,433**	**74,339**	**71,801**	**68,096**
Trading	37,723	51,955	47,175	44,565	37,780
For sale	4,790	4,922	5,393	5,639	8,410
Held to maturity	21,041	21,556	21,771	21,597	21,906
Transactions with securities and derivatives	**214**	**82**	**23**	**433**	**139**
Debtor balances under repurchase and resale transactions	174	41	8	45	41
Derivatives	40	41	15	388	98
Performing loans					
Commercial	67,315	66,957	67,554	64,387	68,516
Consumer	20,177	19,326	17,386	15,906	15,275
Mortgage	39,930	41,312	42,593	43,974	45,417
Government entities	31,210	29,538	27,781	32,615	32,530
FOBAPROA or IPAB notes	77,886	78,809	89,487	90,259	90,539
Total performing loans	**236,518**	**235,942**	**244,801**	**247,141**	**252,277**
Non-performing loans					
Commercial	4,692	5,068	5,083	5,354	5,948
Consumer	1,072	971	1,017	959	948
Mortgage	5,189	5,759	6,133	6,236	6,486
Total non-performing loans	**10,953**	**11,798**	**12,233**	**12,549**	**13,382**
Total loan portfolio	**247,471**	**247,740**	**257,034**	**259,690**	**265,659**
Provisions for loan losses	-12,352	-12,797	-13,163	-14,066	-14,977
Total net loan portfolio	**235,119**	**234,943**	**243,871**	**245,624**	**250,682**
Receivables, sundry debtors & adv. payments (net)	6,034	14,306	8,606	5,621	5,420
Fixed assets (net)	14,995	15,111	15,519	15,897	16,146
Repossessed assets	3,257	3,298	3,413	3,748	4,044
Permanent equity investments	3,135	3,215	3,234	3,185	3,498
Deferred taxes (net)	23,995	24,627	25,139	25,768	26,425
Other assets	**6,371**	**6,249**	**6,416**	**6,653**	**6,717**
Goodwill	4,918	4,987	5,056	5,125	5,195
Other assets, deferred charges & intangible	1,453	1,262	1,360	1,528	1,522
TOTAL ASSETS	**428,001**	**435,140**	**445,869**	**434,417**	**449,286**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	Dec 2002	Sep 2002	Jun 2002	Mar 2002	Dec 2001
LIABILITIES					
Funding	**316,142**	**323,595**	**326,696**	**314,220**	**341,229**
Demand deposits	150,100	139,774	140,544	129,191	139,564
Time deposits	166,042	183,821	186,152	184,505	201,134
Bank bonds	0	0	0	524	531
Bank and other loans	**41,249**	**40,956**	**49,047**	**49,337**	**40,755**
Loans on demand	2,104	0	3	5,832	3,246
Short-term	19,799	22,896	30,278	23,947	16,464
Long-term	19,346	18,060	18,766	19,558	21,045
Transactions with securities and derivatives	**1,147**	**2,932**	**3,418**	**1,102**	**319**
Creditor balances under repurchase and resale transactions	220	105	119	69	0
Securities to be delivered in loan operations	0	1,850	2,337	491	0
Derivatives	927	977	962	542	319
Other payables	**6,853**	**6,520**	**6,165**	**11,766**	**8,888**
Income taxes and employee profit-sharing payable	587	486	300	301	503
Sundry creditors and other payables	6,266	6,034	5,865	11,465	8,385
Subordinated debentures outstanding	**5,234**	**5,427**	**6,617**	**6,545**	**7,930**
Deferred credits	**41**	**42**	**38**	**49**	**56**
Negative Goodwill	0	0	0	0	0
Other deferred credits	41	42	38	49	56
TOTAL LIABILITIES	**370,666**	**379,472**	**391,981**	**383,019**	**399,177**
EQUITY					
Paid-in capital	**67,283**	**67,283**	**67,283**	**66,987**	**66,987**
Capital stock	2,872	2,872	2,872	2,866	2,866
Additional paid-in capital	64,411	64,411	64,411	64,121	64,121
Subordinated debentures mandatorily convertible into capital stock	0	0	0	0	0
Earned capital	**(15,645)**	**(17,273)**	**(18,892)**	**(20,629)**	**(22,206)**
Capital reserves	7,548	7,548	7,548	7,547	7,547
Translation of foreign operations	29	24	15	(10)	(6)
Retained earnings	(5,117)	(4,898)	(4,888)	(4,863)	(11,365)
Unrealized change in valuation of for-sale securities	(2,140)	(2,149)	(1,998)	(2,189)	(2,166)
Cumulative effect of restatement	(21,717)	(21,717)	(21,717)	(21,717)	(21,716)
Result from ownership of non-monetary assets	(909)	(940)	(968)	(1,056)	(931)
RONMA Permanent investment in shares	(909)	(940)	(968)	(1,056)	(931)
Net income	6,661	4,859	3,116	1,659	6,431
Equity	**51,638**	**50,010**	**48,391**	**46,358**	**44,781**
Minority interest in subsidiaries	**477**	**448**	**365**	**331**	**487**
Minority interest in capital notes	**5,220**	**5,210**	**5,132**	**4,709**	**4,841**
TOTAL SHAREHOLDERS' EQUITY	**57,335**	**55,668**	**53,888**	**51,398**	**50,109**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**428,001**	**435,140**	**445,869**	**434,417**	**449,286**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos			
TRANSACTIONS ON BEHALF OF THIRD PARTIES		**GFBB'S OWN OPERATIONS**	
Customer's current accounts		**Control Accounts**	
Cash balances	3	Guarantees granted	89
Transaction settlements	3,195	Irrevocable lines of credit	10,675
	3,198	Assets in trust or mandate	368,405
		Assets in custody or under management	41,022
Customer securities		Other contingent obligations	2,531
Customer securities held in custody	173,303		
Securities and notes held in guarantee	32	Amounts committed in transactions with Fobaproa/IPAB	35,575
Client foreign assets	0	Securities delivered in custody	557
	173,335	Government securities in custody	2
		Securities delivered in guarantee	3
Transactions on behalf of customers		Others	0
Repurchase and resale transactions	5,239		**458,859**
Securities on loan (lending party)	2		
Purchase transactions (option price)	3		
	5,244	**Repurchase and resale operations**	
		Receivable securities under resale transactions	146,566
Investment banking transactions on behalf		Less - resale transactions	146,651
of third parties (net)	14,335		**-85**
	14,335		
		Repurchase agreement debtors	47,303
		Less - Payables on repurchase agreements	47,263
			40
TOTAL TRANS. ON BEHALF OF THIRD PARTIES	**196,112**	**TOTAL FROM GFBB's OPERATIONS**	**458,814**
Historical Paid-in Capital	1,020	Shares given in custody (units)	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	2Q 2002	1Q 2002	4Q 2001
Total interest income	48,881	61,834	13,175	12,140	11,434	12,132	12,233
Total interest expense	(30,464)	(41,149)	(8,277)	(7,387)	(6,993)	(7,807)	(7,011)
Net interest income before monetary result	**18,417**	**20,685**	**4,898**	**4,753**	**4,441**	**4,325**	**5,222**
Monetary gain (loss)(interest income)	866	1,430	236	173	238	219	387
Net interest income	**19,283**	**22,115**	**5,134**	**4,926**	**4,679**	**4,544**	**5,609**
Provisions for loan losses	(2,697)	(2,618)	(775)	(683)	(591)	(648)	(1,377)
Net interest income after provisions	**16,586**	**19,497**	**4,359**	**4,243**	**4,088**	**3,896**	**4,232**
Non-interest income	**13,211**	**12,890**	**3,212**	**3,186**	**3,131**	**3,682**	**3,360**
Comission and fee income	13,897	12,407	3,503	3,741	3,326	3,327	3,169
Comission and fee expense	(1,760)	(1,671)	(434)	(486)	(422)	(418)	(505)
Trading gain	1,074	2,154	143	(69)	227	773	696
Operating revenues	**29,797**	**32,387**	**7,571**	**7,429**	**7,219**	**7,578**	**7,592**
Non-interest expense	(18,521)	(21,089)	(4,619)	(4,568)	(4,621)	(4,713)	(5,121)
Operating income	**11,276**	**11,298**	**2,952**	**2,861**	**2,598**	**2,865**	**2,471**
Other income (expense) (net)	**(1,079)**	**(997)**	**(259)**	**(163)**	**(357)**	**(300)**	**48**
Other income (expense) (net)	(225)	(300)	(4)	(32)	(73)	(116)	340
Net monetary gain (loss) from operation	(854)	(697)	(255)	(131)	(284)	(184)	(292)
Earnings before taxes	**10,197**	**10,301**	**2,693**	**2,698**	**2,241**	**2,565**	**2,519**
Incurred income tax & profit sharing	(596)	(686)	(82)	(209)	(112)	(193)	(26)
Deferred income tax & profit sharing	(2,515)	(2,829)	(769)	(607)	(518)	(621)	(724)
Net income before participation in subsidiaries, assoc., & affil.	**7,086**	**6,786**	**1,842**	**1,882**	**1,611**	**1,751**	**1,769**
Participation of subs., assoc. & affil. net income	(198)	35	(6)	(57)	(120)	(15)	(74)
Net income from continuing operations	**6,888**	**6,821**	**1,836**	**1,825**	**1,491**	**1,736**	**1,695**
Discontinued operations, extraordinary items and changes in accounting policies, net	0	(166)	0	0	0	0	(166)
Minority interest	(227)	(224)	(34)	(82)	(34)	(77)	(32)
Net income	**6,661**	**6,431**	**1,802**	**1,743**	**1,457**	**1,659**	**1,497**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income Statement	Amount
Monetary gain (loss)	(120)
Valuation	(254)
Deferred taxes	160
Total net charge	(214)

Shareholders' Equity	Amount
Monetary gain (loss)	120
Valuation	254
Deferred taxes	(89)
Income	(214)
Total net credit	71

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of December 31, 2002

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	2Q 2002	1Q 2002	4Q 2001
Total interest income	48,881	61,834	13,175	12,140	11,434	12,132	12,233
Total interest expense	(30,464)	(41,149)	(8,277)	(7,387)	(6,993)	(7,807)	(7,011)
Net interest income before monetary result	**18,417**	**20,685**	**4,898**	**4,753**	**4,441**	**4,325**	**5,222**
Monetary gain (loss)(interest income)	866	1,430	236	173	238	219	387
Net interest income	**19,283**	**22,115**	**5,134**	**4,926**	**4,679**	**4,544**	**5,609**
Provisions for loan losses	(2,697)	(2,618)	(775)	(683)	(591)	(648)	(1,377)
Net interest income after provisions	**16,586**	**19,497**	**4,359**	**4,243**	**4,088**	**3,896**	**4,232**
Non-interest income	**13,465**	**12,890**	**3,212**	**3,186**	**3,385**	**3,682**	**3,360**
Comission and fee income	13,897	12,407	3,503	3,741	3,326	3,327	3,169
Comission and fee expense	(1,760)	(1,671)	(434)	(486)	(422)	(418)	(505)
Trading gain	1,328	2,154	143	(69)	481	773	696
Operating revenues	**30,051**	**32,387**	**7,571**	**7,429**	**7,473**	**7,578**	**7,592**
Non-interest expense	(18,521)	(21,089)	(4,619)	(4,568)	(4,621)	(4,713)	(5,121)
Operating income	**11,530**	**11,298**	**2,952**	**2,861**	**2,852**	**2,865**	**2,471**
Other income (expense) (net)	**(959)**	**(997)**	**(259)**	**(163)**	**(237)**	**(300)**	**48**
Other income (expense) (net)	(225)	(300)	(4)	(32)	(73)	(116)	340
Net monetary gain (loss) from operation	(734)	(697)	(255)	(131)	(164)	(184)	(292)
Earnings before taxes	**10,571**	**10,301**	**2,693**	**2,698**	**2,615**	**2,565**	**2,519**
Incurred income tax & profit sharing	(596)	(686)	(82)	(209)	(112)	(193)	(26)
Deferred income tax & profit sharing	(2,675)	(2,829)	(769)	(607)	(678)	(621)	(724)
Net income before participation in subsidiaries, assoc., & affil.	**7,300**	**6,786**	**1,842**	**1,882**	**1,825**	**1,751**	**1,769**
Participation of subs., assoc. & affil. net income	(198)	35	(6)	(57)	(120)	(15)	(74)
Net income from continuing operations	**7,102**	**6,821**	**1,836**	**1,825**	**1,705**	**1,736**	**1,695**
Discontinued operations, extraordinary items and changes in accounting policies, net	(214)	(166)	0	0	(214)	0	(166)
Minority interest	(227)	(224)	(34)	(82)	(34)	(77)	(32)
Net income	**6,661**	**6,431**	**1,802**	**1,743**	**1,457**	**1,659**	**1,497**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL SITUATION
FROM JANUARY 1 TO DECEMBER 31, 2002

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	
Operating activities	
Net income before minority interest	6,888
Charges (credits) to income not affecting cash	
Unrealized (gain) loss from marking to market	746
Loan loss provisions	2,697
Depreciation and amortization	1,606
Deferred taxes	2,515
Provisions for sundry liabilities	(862)
Share in results of non-consolidated subsidiaries, associates and affiliates	198
	13,788
Increase or decrease in operating-related items	
Funding (counter and money market)	(25,088)
Loan portfolio, net	12,547
Treasury transactions (financial instruments and securities transactions)	4,572
Derivative instrument transactions for trading purposes	6
Bank and other loans	494
Funds generated (used in) operating activities	**6,319**
Financing activities	
Subordinated debt non-convertible to equity	(2,697)
Subordinated debt convertible to equity	-
Conversion of subordinated debt to equity	-
Payment of cash dividends by Afore Bancomer (minority equity)	(233)
Equity	306
Capital notes minority interest	379
Funds generated (used in) financing activities	**(2,245)**
Investment Activities	
Fixed assets	(290)
Equity investments	530
Repossessed assets	787
Other assets, charged and deferred credits	(1,893)
Funds used in investing activities	**(866)**
Increase in cash & cash equivalents	**3,208**
Cash & equivalents at beginning of period	**68,119**
Cash & equivalents (end-of-period)	**71,327**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM JANUARY 1 TO DECEMBER 31, 2002

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	Majority Interest									Minority Interest	Capital Notes Minority Interest	Total Equity
	Paid-in Capital		Other Capital									
	Capital Stock	Additional paid-in capital	Capital Reserves	Retained earnings	Unrealized change valuation for-sale securities	Gain on translation of foreign operations	Cumulative effect of restatement	Loss from holding nonmonetary assets	Net Income			
Balance as of Dec.31 01 in Dec 02 Pesos	2,866	64,121	7,547	(11,365)	(2,166)	(6)	(21,716)	(931)	6,431	487	4,841	**50,109**
Movements due to Shareholders decisions												
Majority interest:												
Transfer of 2001 income				6,431					(6,431)			-
Use of 2001 net income												
Legal reserve			1	(1)								-
Stock repurchase reserve												
Repurchase of own shares												
New shares												
Conversion subordinated debt	6	290										**296**
Minority interest:												
Afore Bancomer dividend payment										(233)		**(233)**
Total	6	290	1	6,430	-	-	-	-	(6,431)	(233)	-	63
Movements due to recognition of aggregated income												
Net Income									6,661	227		**6,888**
Monetary erosion of Capital Notes											379	**379**
Results from non-monetary assets invested								22		(4)		**18**
Surplus (Deficit) for-sale instruments					26							**26**
Conversion effect from foreign operations				(34)		35	(1)					-
Adjustment of subsidiaries past net income				(148)								**(148)**
Total	-	-	-	(182)	26	35	(1)	22	6,661	223	379	7,163
Balance as of December 31, 2002	**2,872**	**64,411**	**7,548**	**(5,117)**	**(2,140)**	**29**	**(21,717)**	**(909)**	**6,661**	**477**	**5,220**	**57,335**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	Dec 2002	Sep 2002	Jun 2002	Mar 2002	Dec 2001
ASSETS					
Cash and due from banks	**71,280**	**54,774**	**65,219**	**55,617**	**68,055**
Securities	**63,359**	**77,878**	**73,819**	**71,544**	**67,996**
Trading	37,528	51,400	46,655	44,308	37,680
For sale	4,790	4,922	5,393	5,639	8,410
Held to maturity	21,041	21,556	21,771	21,597	21,906
Transactions with securities and derivatives	**214**	**82**	**17**	**428**	**139**
Debtor balances under repurchase and resale transaction	174	41	2	40	41
Derivatives	35	40	13	360	98
Other Securities	5	1	2	28	0
Performing loans					
Commercial	67,315	66,957	67,554	64,387	68,516
Consumer	20,177	19,326	17,386	15,906	15,275
Mortgage	39,930	41,312	42,593	43,974	45,417
Government entities	31,210	29,538	27,781	32,615	32,530
FOBAPROA or IPAB notes	77,886	78,809	89,487	90,259	90,539
Total performing loans	**236,518**	**235,942**	**244,801**	**247,141**	**252,277**
Non-performing loans					
Commercial	4,692	5,068	5,083	5,354	5,948
Consumer	1,072	971	1,017	959	948
Mortgage	5,189	5,759	6,133	6,236	6,486
Total non-performing loans	**10,953**	**11,798**	**12,233**	**12,549**	**13,382**
Total loan portfolio	**247,471**	**247,740**	**257,034**	**259,690**	**265,659**
Provisions for loan losses	(12,352)	(12,797)	(13,163)	(14,066)	(14,977)
Total net loan portfolio	**235,119**	**234,943**	**243,871**	**245,624**	**250,682**
Receivables, sundry debtors & adv. payments (net)	5,868	14,185	8,474	5,544	5,318
Fixed assets (net)	14,984	15,101	15,501	15,879	16,125
Repossessed assets	3,257	3,297	3,413	3,748	4,044
Permanent equity investments	1,716	1,896	2,046	2,049	2,244
Deferred taxes (net)	23,769	24,403	24,916	25,540	26,183
Other assets	**3,068**	**2,909**	**3,029**	**3,171**	**3,190**
Other assets, deferred charges & intangible	1,444	1,262	1,360	1,692	1,475
Goodwill	1,624	1,647	1,669	1,479	1,715
TOTAL ASSETS	**422,634**	**429,468**	**440,305**	**429,144**	**443,976**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	Dec 2002	Sep 2002	Jun 2002	Mar 2002	Dec 2001
LIABILITIES					
Funding	**317,756**	**324,781**	**327,917**	**315,633**	**342,514**
Demand deposits	150,108	139,782	140,550	129,259	140,035
Time deposits	167,648	184,999	187,367	185,851	201,948
Bank bonds	0	0	0	523	531
Bank and other loans	**41,249**	**40,956**	**49,047**	**49,337**	**40,755**
Loans on demand	2,104	0	3	5,832	3,246
Short-term	19,799	22,896	30,278	23,947	16,464
Long-term	19,346	18,060	18,766	19,558	21,045
Transactions with securities and derivatives	**1,147**	**2,932**	**3,410**	**1,096**	**319**
Creditor balances under repurchase and resale transactions	220	105	111	63	0
Securities to be delivered in loan operations	0	1,850	2,337	491	0
Derivatives	923	977	961	506	319
Other Securities	4	0	1	36	0
Other payables	**6,620**	**6,337**	**5,961**	**11,573**	**8,695**
Income taxes and employee profit-sharing payable	532	478	290	283	494
Sundry creditors and other payables	6,087	5,859	5,671	11,290	8,201
Subordinated debentures outstanding	**5,234**	**5,427**	**6,617**	**6,545**	**7,930**
Deferred credits	**41**	**42**	**38**	**49**	**56**
TOTAL LIABILITIES	**372,046**	**380,475**	**392,990**	**384,233**	**400,269**
EQUITY					
Paid-in capital	**32,087**	**32,087**	**32,086**	**31,792**	**31,791**
Capital stock	14,684	14,684	14,684	14,652	14,651
Additional paid-in capital	17,403	17,403	17,402	17,140	17,140
Earned capital	**12,804**	**11,251**	**9,736**	**8,083**	**6,592**
Capital reserves	8,310	8,308	7,795	7,795	7,795
Retained earnings	4,315	4,535	5,051	5,053	(923)
Unrealized change in valuation of for-sale securities	(2,080)	(2,098)	(1,956)	(2,149)	(2,116)
Translation of foreign operations	29	24	14	(10)	(6)
Cumulative effect of restatement	(3,536)	(3,539)	(3,545)	(3,561)	(3,558)
Result from ownership of non-monetary assets	(539)	(563)	(575)	(620)	(576)
Net income of the period	6,305	4,584	2,952	1,575	5,976
Equity	**44,891**	**43,338**	**41,822**	**39,875**	**38,383**
Minority interest of subsidiaries	**477**	**445**	**361**	**327**	**483**
Minority interest of capital notes	**5,220**	**5,210**	**5,132**	**4,709**	**4,841**
TOTAL SHAREHOLDERS' EQUITY	**50,588**	**48,993**	**47,315**	**44,911**	**43,707**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	422,634	429,468	440,305	429,144	443,976

BANKING BUSINESS WITH SUBSIDIARIES

BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	
Guarantees granted	90
Irrevocable lines of credit granted	10,675
Assets held in trust or mandate	368,405
Assets in custody or under administration	41,022
Other contingent obligations	2,531
Amounts committed in transactions with FOBAPROA/IPAB	35,575
Investment banking transactions on behalf of third parties, net	14,335
	472,633
Receivable securities under resale transactions	146,566
Less - resale transactions	146,651
	(85)
Repurchase transactions	47,303
Less - deliverable securities under repurchase transactions	47,263
	40

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 31, 2002

Millions of Pesos	Bancomer	Bancomer Servicios
ASSETS		
Cash and due from banks	**71,280**	**123**
Securities	**60,951**	**2,408**
Trading	35,287	2,241
For sale	4,623	167
Held to maturity	21,041	0
Transactions with securities and derivatives	**243**	**2**
Debtor balances under repurchase and resale transactions	203	2
Derivatives	35	0
Other Securities	5	0
Performing loans		
Commercial	67,315	0
Consumer	20,177	0
Mortgage	39,930	0
Gorvernment entities	31,210	0
FOBAPROA or IPAB notes	77,886	0
Total performing loans	**236,518**	**0**
Non-performing loans		
Commercial	4,692	0
Consumer	1,072	0
Mortgage	5,189	0
Total non-performing loans	**10,953**	**0**
Total loan portfolio	**247,471**	**0**
Provisions for loan losses	(12,352)	0
Total net loan portfolio	**235,119**	**0**
Receivables, sundry debtors & adv. payments (net)	5,764	188
Fixed assets (net)	14,935	49
Repossessed assets	2,999	258
Permanent equity investments	1,606	110
Deferred taxes (net)	21,193	2,576
Other assets	**3,068**	**0**
Other assets, deferred charges & intangible	1,444	0
Goodwill	1,624	0
TOTAL ASSETS	**417,158**	**5,714**
LIABILITIES		
Funding	**317,879**	**0**
Demand deposits	150,231	0
Time deposits	167,648	0
Bank and other loans	**41,249**	**0**
Loans on demand	2,104	0
Short-term	19,799	0
Long-term	19,346	0
Transactions with securities and derivatives	**1,145**	**33**
Creditor balances under repurchase and resale transactions	218	33
Derivatives	923	0
Other securities	4	0
Other payables	**6,565**	**138**
Income taxes and employee profit-sharing payable	532	0
Sundry creditors and other payables	6,033	138
Subordinated debentures outstanding	**5,234**	**0**
Deferred credits	**32**	**9**
TOTAL LIABILITIES	**372,104**	**180**
EQUITY		
Paid-in capital	**25,666**	**6,421**
Capital stock	8,578	6,106
Additional paid-in capital	17,088	315
Earned capital	**13,691**	**(887)**
Capital reserves	7,808	502
Retained earnings	6,024	(1,709)
Unrealized changes in valuation of for-sale securities	(2,065)	(15)
Translation of foreign operations	29	0
Cumulative effect of restatement	(3,067)	(469)
Result from ownership of non-monetary assets	(438)	(101)
Net income for the period	5,400	905
Equity	**39,357**	**5,534**
Minority interest in subsidiaries	**477**	**0**
Minority interest in capital notes	**5,220**	**0**
TOTAL SHAREHOLDERS' EQUITY	**45,054**	**5,534**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**417,158**	**5,714**

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of December 31, 2002

Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	2Q 2002	1Q 2002	4Q 2001
Total interest income	48,872	61,604	13,172	12,140	11,430	12,130	12,187
Total interest expense	(30,551)	(41,215)	(8,300)	(7,409)	(7,014)	(7,828)	(7,029)
Net interest income before monetary result	**18,321**	**20,389**	**4,872**	**4,731**	**4,416**	**4,302**	**5,158**
Monetary gain (loss)(interest income)	955	1,466	267	193	262	233	401
Net interest income	**19,276**	**21,855**	**5,139**	**4,924**	**4,678**	**4,535**	**5,559**
Provision for loan losses	(2,697)	(2,605)	(775)	(683)	(591)	(648)	(1,372)
Net interest income after provisions	**16,579**	**19,250**	**4,364**	**4,241**	**4,087**	**3,887**	**4,187**
Non-interest income	**12,630**	**12,430**	**3,073**	**3,052**	**2,988**	**3,517**	**3,252**
Comission and fee income	13,446	11,997	3,404	3,631	3,205	3,206	3,074
Comission and fee expense	(1,795)	(1,661)	(442)	(494)	(433)	(426)	(500)
Trading gain	979	2,094	111	(85)	216	737	678
Operating revenues	**29,209**	**31,680**	**7,437**	**7,293**	**7,075**	**7,404**	**7,439**
Non-interest expense	(18,155)	(20,424)	(4,508)	(4,495)	(4,530)	(4,622)	(4,958)
Operating income	**11,054**	**11,256**	**2,929**	**2,798**	**2,545**	**2,782**	**2,481**
Other income (expense)(net)	**(1,087)**	**(1,180)**	**(265)**	**(153)**	**(368)**	**(301)**	**(26)**
Other expense	(234)	(482)	(11)	(22)	(85)	(116)	266
Net monetary gain (loss) from operation	(853)	(698)	(254)	(131)	(283)	(185)	(292)
Earnings before taxes	**9,967**	**10,076**	**2,664**	**2,645**	**2,177**	**2,481**	**2,455**
Incurred income tax & profit sharing	(534)	(620)	(81)	(197)	(89)	(167)	(13)
Deferred income tax & profit sharing	(2,507)	(2,811)	(761)	(606)	(519)	(621)	(700)
Net income before participation in subsidiaries, assoc. & affil.	**6,926**	**6,645**	**1,822**	**1,842**	**1,569**	**1,693**	**1,742**
Participation of subs. assoc. & affil. net income	(394)	(65)	(69)	(126)	(158)	(41)	(62)
Net income from continuing operations	**6,532**	**6,580**	**1,753**	**1,716**	**1,411**	**1,652**	**1,680**
Discontinued operations, extraordinary items and changes in accounting policies, net	0	(379)	0	0	0	0	(379)
Net income before minority interest	**6,532**	**6,201**	**1,753**	**1,716**	**1,411**	**1,652**	**1,301**
Minority interest	(227)	(225)	(32)	(84)	(34)	(77)	(38)
Net income	**6,305**	**5,976**	**1,721**	**1,632**	**1,377**	**1,575**	**1,263**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income Statement	Amount
Monetary gain (loss)	(120)
Valuation	(254)
Deferred taxes	160
Total net charge	(214)

Shareholders' Equity	Amount
Monetary gain (loss)	120
Valuation	254
Deferred taxes	(89)
Income	(214)
Total net credit	71

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for the Banking Business with Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of December 31, 2002

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	2Q 2002	1Q 2002	4Q 2001
Total interest income	48,872	61,604	13,172	12,140	11,430	12,130	12,187
Total interest expense	(30,551)	(41,215)	(8,300)	(7,409)	(7,014)	(7,828)	(7,029)
Net interest income before monetary result	**18,321**	**20,389**	**4,872**	**4,731**	**4,416**	**4,302**	**5,158**
Monetary gain (loss)(interest income)	955	1,466	267	193	262	233	401
Net interest income	**19,276**	**21,855**	**5,139**	**4,924**	**4,678**	**4,535**	**5,559**
Provision for loan losses	(2,697)	(2,605)	(775)	(683)	(591)	(648)	(1,372)
Net interest income after provisions	**16,579**	**19,250**	**4,364**	**4,241**	**4,087**	**3,887**	**4,187**
Non-interest income	**12,884**	**12,430**	**3,073**	**3,052**	**3,242**	**3,517**	**3,252**
Comission and fee income	13,446	11,997	3,404	3,631	3,205	3,206	3,074
Comission and fee expense	(1,795)	(1,661)	(442)	(494)	(433)	(426)	(500)
Trading gain	1,233	2,094	111	(85)	470	737	678
Operating revenues	**29,463**	**31,680**	**7,437**	**7,293**	**7,329**	**7,404**	**7,439**
Non-interest expense	(18,155)	(20,424)	(4,508)	(4,495)	(4,530)	(4,622)	(4,958)
Operating income	**11,308**	**11,256**	**2,929**	**2,798**	**2,799**	**2,782**	**2,481**
Other income (expense)(net)	**(967)**	**(1,180)**	**(265)**	**(153)**	**(248)**	**(301)**	**(26)**
Other expense	(234)	(482)	(11)	(22)	(85)	(116)	266
Net monetary gain (loss) from operation	(733)	(698)	(254)	(131)	(163)	(185)	(292)
Earnings before taxes	**10,341**	**10,076**	**2,664**	**2,645**	**2,551**	**2,481**	**2,455**
Incurred income tax & profit sharing	(534)	(620)	(81)	(197)	(89)	(167)	(13)
Deferred income tax & profit sharing	(2,667)	(2,811)	(761)	(606)	(679)	(621)	(700)
Net income before participation in subsidiaries, assoc. & affil.	**7,140**	**6,645**	**1,822**	**1,842**	**1,783**	**1,693**	**1,742**
Participation of subs, assoc. & affil. net income	(394)	(65)	(69)	(126)	(158)	(41)	(62)
Net income from continuing operations	**6,746**	**6,580**	**1,753**	**1,716**	**1,625**	**1,652**	**1,680**
Discontinued operations, extraordinary items and changes in accounting policies, net	(214)	(379)	0	0	(214)	0	(379)
Net income before minority interest	**6,532**	**6,201**	**1,753**	**1,716**	**1,411**	**1,652**	**1,301**
Minority Interest	(227)	(225)	(32)	(84)	(34)	(77)	(38)
Net income	**6,305**	**5,976**	**1,721**	**1,632**	**1,377**	**1,575**	**1,263**

Condensed Notes

1. Investment in Securities

As of December, 2002 the investment in securities portfolio totaled Ps. 63,359 million:

Breakdown of Investments in Securities Millions of Pesos	Government	Banking	Other Debt Securities	Equity	Total
Investments in Securities					
Trading	2,902	30,541	4,079	6	37,528
Available for sale	33	59	91	4,607	4,790
Held to maturity	13,612	-	7,429	-	21,041
	16,547	**30,600**	**11,599**	**4,613**	**63,359**

2. Repos and Derivatives

2.1 Repo Operations

As of December, 2002, repurchase debit and credit balances were the following:

Repurchase Agreements Millions of Pesos	Government	Banking	Total
Receivable securities	134,776	11,790	146,566
Receivables	134,856	11,795	146,651
Deliverable securities	44,663	2,601	47,263
Payables	44,702	2,601	47,303

2.2 Derivatives

As of December, 2002, the notional amounts of derivative products were the following:

For Trading Purposes

	Futures *	
Underlying	Buy	Sell
USD	168	13
MXN	105	-
JY	-	66
M3	-	-
TIIE	105,047	169,030
Cetes	1,200	5,300
IPC	49	9

	Forwards	
Underlying	Buy	Sell
USD *	38,258	47,471
Other currencies	-	-
Stocks	-	-
TIIE **	2,900	-
Libor **	-	-

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	405	365	1,572	119
ADRs	-	-	13	-
EURO futures	1	-	1	-
Interest rates	-	-	-	5,190

Currency	Currency Swaps * Receivable	Deliverable
MXN	6,331	6,330
USD	12,872	6,880
UDI	315	6,218

Interest Rate Swaps **	
MXN	160,808
USD	7,620
UDI	-

Stock Swaps	
Stocks	-

* *Contract amount in millions of Pesos*
** *Reference amount in millions of Pesos*

For Hedging Purposes

Underlying	Forwards * Buy	Sell
USD	36,381	57,069
Stocks	-	-

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rates	-	99	-	-

Currency	Currency Swaps * Receivable	Deliverable
USD	-	1,282
Other currency	1,244	-

Interest Rate Swaps **	
MXN	15,000
USD	4,176
UDI	193

* *Contract amount in millions of Pesos*
** *Reference amount in millions of Pesos*

3. Value at Risk

VaR is a statistical tool used to measure market risk, which aims at determining what is the maximum "reasonable" expected loss, within a certain timeline and under normal market conditions, related to specific securities trading portfolios. VaR is measured as follows:

- Definition of portfolio valuation sensitivity to changes in prices, exchange rates, interest rates and/or indexes (i.e., estimation of likely changes in portfolio valuation to changes in the risk factors that determine its price).
- Estimation of an expected "reasonable" change, within a certain time horizon, of those prices, interest rates, exchange rates or indexes (i.e., determining volatility of the risk factors).
- Calculation of the degree of correlation of the aforementioned risk factors (i.e., the degree in which risk factors move "jointly").
- Estimation of the value of the portfolio under expected simultaneous changes in risk factors.
- Determination of the maximum potential loss in value in terms of variations in the value of the portfolio under analysis.

In short, VaR is a number that summarizes market risk of an asset portfolio, within a range of reliability.

In the case of Bancomer, VaR is measured with a 99% confidence level (i.e., the maximum potential loss, within a certain time horizon, which is not to be exceeded in more than 99% of the cases), and following three different methods of calculation:

- Parametric model: estimates VaR by risk factor.
- Monte Carlo simulation: estimates VaR for complex portfolios, such as those including options and derivatives.

- Simulation based on Historic Data: because it is based on historical information, it does not imply making assumptions regarding the distribution of the variations of the risk factors.

3.1 Trading portfolio

The quarterly average Value at Risk ("VaR") of the trading portfolio of the Banking Business, including bonds, equities, foreign exchange rates, swaps and interest rates, forwards and futures contracts and other derivatives, including both on and off-balance sheet items, is measured in two different ways. The first one assumes a 1-day holding period of the securities and a 99% level of confidence, while the second assumes a 10-day holding period of the securities and a 99% confidence level. The average VaR during the quarter was of Ps. 101 million calculated under the former methodology, and Ps. 315 million under the latter, equivalent to 0.2% and 0.5% of GFBB's stockholders' equity, respectively.

Banking Business: Average Value at Risk Millions of Pesos	**4Q 2002**	**3Q 2002**	**4Q 2001**
1-Day VaR	101	128	58
10-Day VaR	315	386	178

Parametric VaR in nominal Peso terms for each period.

Value at Risk Millions of Pesos	**VaR 1 day**	**VaR 10 days**
Fixed Income	93	285
Equities	1	2
Exchange Rate	13	43
Total	**101**	**315**

3.2 Available for sale portfolio

The quarterly average Value at Risk ("VaR") of the available for sale portfolio was:

Banking Business: Average Value at Risk Millions of Pesos	**4Q 2002**	**3Q 2002**	**4Q 2001**
1-Day VaR	103	83	41
10-Day VaR	280	169	103

Parametric VaR in nominal Peso terms for each period.

Value at Risk Millions of Pesos	**VaR 1 day**	**VaR 10 days**
Fixed Income	3	7
Equities	103	282
Total	**103**	**280**

4. Trading

Trading Income Millions of Pesos	Income Due to Valuation 12M02	Income Due to Trading 12M02	TOTAL
Investment in securities	**92**	**175**	**267**
Equity	0	(59)	(59)
Fixed Income	92	234	326
Repo operations	**(104)**	**430**	**326**
Derivatives	**(662)**	**365**	**(297)**
TOTAL	**(674)**	**970**	**296**

5. Loan Portfolio Ratings

As of December, 2002, portfolio ratings and portfolio-related reserves were the following:

Portfolio Ratings Millions of Pesos	Commercial		Mortgage		Consumer	
	Balance	Estimated Reserve	Balance	Estimated Reserve	Balance	Estimated Reserve
A (1)	220,273	765	31,026	254	19,135	97
B	10,803	1,854	6,275	519	1,057	106
C	2,724	1,222	4,014	1,250	238	107
D	252	195	3,976	2,783	405	302
E	2,311	2,222	37	161	517	515
Total	**236,363**	**6,258**	**45,328**	**4,967**	**21,352**	**1,127**

Ratings of the commercial, mortgage and consumer portfolios apply for December.
(1) Including exempt loans for Ps. 152,891 million which include the gross balance of the Fobaproa/IPAB notes.

Based on agreements between the CNBV and credit institutions, commercial troubled loans have been defined as those rated D and E. According to this definition, total troubled commercial loans amounted to Ps. 2,563 million, i.e. a mere 1.1% of the total commercial loan portfolio.

6. Capitalization

As of December, 2002, the estimated total capitalization ratio for Bancomer, including market risk, was 14.0% and Tier 1 capital ratio stood at 11.3%. As of the same date, estimated total capitalization ratio for Bancomer Servicios, including market risk, was 138.7%.

Capitalization Millions of Pesos	Bancomer December 2002		Bancomer Servicios December 2002	
Tier-1 Capital		27,815		4,769
Tier-2 Capital		6,674		0
Net Capital		**34,489**		**4,769**
	Credit Risk	Mkt. & Credit Risk	Credit Risk	Mkt. & Credit Risk
% of Risk weighted assets				
Tier-1 Capital	14.56%	11.28%	161.82%	138.67%
Tier-2 Capital	3.49%	2.71%		
Net Capital	**18.06%**	**13.98%**	**161.82%**	**138.67%**
Risk weighted assets	191,014	246,656	2,947	3,439

Banking Business: Risk Weighted Assets Millions of Pesos	Banking Business		Bancomer		Bancomer Servicios	
	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements
Credit Risk Assets	193,962	15,517	191,014	15,281	2,947	236
Group I (weighted at 0%)						
Group II (weighted at 20%)	17,630	1,410	17,173	1,374	457	37
Group III (weighted at 100%)	176,331	14,107	173,841	13,907	2,490	199
Market Risk Assets	56,134	4,491	55,642	4,451	492	39
Operations in local currency at nominal rate	33,483	2,679	33,034	2,643	450	36
Operations in local currency at real rate or denominated in UDIS	2,138	171	2,138	171		
Interest rate transactions in foreign currency in nominal rate	8,286	663	8,286	663		
Positions in UDIS or yield indexed to inflation	92	7	92	7		
Positions in foreign currencies or indexed to the exchange rate	99	8	99	8		
Positions in equity or indexed to the price of a stock or group of stocks	12,034	963	11,992	959	42	3
Total, Including Credit and Market Risk	250,095	20,008	246,656	19,732	3,439	275

Banking Business: Net Capital Millions of Pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 Capital	**32,584**	**27,815**	**4,769**
Stockholders equity	44,891	39,357	5,534
Subordinated debt and capitalization inst.	3,628	3,628	
Deductions for investments in subordinated instruments			
Deductions for investments in financial entities	(3,973)	(3,883)	(90)
Deductions for investments in non financial entities	(1,192)	(1,038)	(155)
Deductions for financing granted for repurchase of stock for the bank or other entities			
Deductions for deferred taxes	(8,559)	(8,039)	(520)
Organizational expenses and other intangibles	(2,208)	(2,208)	
Minus other assets	(3)	(3)	
Tier 2 Capital	**6,674**	**6,674**	**0**
Subordinated debt and capitalization instruments	4,660	4,660	
General reserves	2,014	2,014	
Deductions for subordinated debt			
Net Capital	**39,258**	**34,489**	**4,769**

7. Debtor-Support Programs

Cost of Debtor Support Programs Millions of Pesos	12 Months 2002	12 Months 2001	4Q 2002	3Q 2002	4Q 2001
Commercial portfolio	20	70	4	5	25
Mortgage portfolio	1,404	1,457	343	361	443
TOTAL	1,424	1,527	347	366	468

8. Interbank Loans

Interbank Loans Millions of Pesos		Local Currency		Foreign Currency		Total	
		Balance	Rate	Balance	Rate	Balance	Rate
4Q02	Interbank and other entities' loans	25,837	7.9%	15,412	4.4%	41,249	6.7%
3Q02	Interbank and other entities' loans	26,711	7.2%	14,245	5.0%	40,956	6.6%
4Q01	Interbank and other entities' loans	23,134	8.5%	17,621	4.4%	40,755	6.6%

A total of 45% of these loans are due in less than 1 year, 12% in a 1 to 2 -year period, and the rest matures in over 2 years.

9.-Subordinated Debentures

Subordinated Debentures-Liabilities Millions of Pesos Name	Balance December 2002	Expiration Date	Interest Rate
BANCOMER-98 Non-Convertible	2,500	28-Sep-06	TIIE28
PROMEX-95 Non-Convertible	50	10-Apr-03	HIGHER OF: CEDES 365+2.5; PRLV 185+2.5; CETES 365+3.5; TIIP 28+2
PROMEX-95-2 Non-convertible	50	18-Sep-03	HIGHER OF: CEDES 365+2.5; PRLV 185+2.5; CETES 365+3.5; TIIE 28+1.5
BANCOMER- DLLS Non-Convertible	1,044	21-Jun-04	LIBOR+4
BANCOMER- DLLS Non-Convertible	272	28-Mar-04	LIBOR+4
BANCOMER- DLLS Non-Convertible	1,201	15-May-04	LIBOR+3.5
BANCOMER- DLLS Non-Convertible	104	29-May-04	LIBOR+3.5
Interest accrued not paid out	13		
TOTAL	**5,234**		

Ticker Symbols

Mexico	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Debt Ratings

	Long Term		Short Term		National Scale
Bancomer	Pesos	F.C.	Pesos	F.C.	
S&P	BBB-	BBB-	A-3	A-3	----
Moody's	A1	A3	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA(mex)

Contacts

Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com

BBVA Bancomer

4T02

Análisis y Discusión de los Resultados

CONTENIDO

Aspectos Financieros Relevantes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 1,802 millones en 4T02, 3.4% mayor a 3T02 y 20.4% mayor a 4T01
- Utilidad neta de Ps. 6,661 millones en 2002, 3.6% mayor a 2001. Excluyendo Far-Ben, utilidad neta de Ps. 6,875 millones, un incremento de 6.9% comparado con 2001 *(ver nota pg. 3)*
- Utilidad por acción de Ps. 0.19 en 4T02 y de Ps. 0.72 en 2002
- ROAE y ROAA de 14.4% y 1.7%, respectivamente, en 4T02 y de 14.8% y 1.5%, respectivamente, en 2002. Excluyendo Far-Ben, el ROAE en 2002 fue de 15.3%

Negocio Bancario

- Utilidad neta de Ps. 1,721 millones en 4T02, 5.5% mayor a 3T02 y 36.3% superior a 4T01
- Utilidad neta de Ps. 6,305 millones en 2002, 5.5% mayor a 2001. Excluyendo Far-Ben, la utilidad neta fue 9.1% mayor a 2001
- Margen financiero neto de 5.7% en 4T02, 20 puntos base mayor al de 3T02. El margen financiero neto en 2002 fue de 5.3%
- Ingreso por comisiones y tarifas de Ps. 2,962 millones en 4T02, 15.1% mayor a 4T01 y de Ps. 11,651 millones en 2002, 12.7% mayor a 2001
- Gasto de administración y promoción de Ps. 4,508 millones en 4T02, 9.1% menor a 4T01. De manera acumulada, el gasto se redujo 11.1% en 2002
- Indice de eficiencia de 54.9% en 4T02 y de 56.5% en 2002, comparado con 56.3% en 4T01 y 59.6% en 2001
- Cartera de crédito vigente al sector privado crece 3.9% en 2002
- Depósitos a la vista como porcentaje de la captación tradicional crecen de 40.9% en 2001 a 47.2% al cierre de 2002
- Indice de capitalización a diciembre de 2002, incluyendo riesgo de mercado, fue 15.7%, con un índice de capital básico de 13.0%. Bajo reglas vigentes a partir del 1° de enero de 2003, el índice de capital total a diciembre de 2002 fue de 13.1% y el de capital básico de 9.9%

Compañías Subsidiarias del Banco

- Afore Bancomer registró una utilidad neta de Ps. 909 millones en 2002
- Bancomer Transfer Services reportó utilidad neta de Ps. 61 millones en 2002 y transferencias totales por US 4,811 millones

Compañías Subsidiarias del Grupo

- Seguros Bancomer registró una utilidad neta de Ps. 285 millones en 2002 y un crecimiento en primas emitidas en red de 17.9%
- Pensiones Bancomer reportó utilidad neta de Ps. 183 millones en 2002
- Casa de Bolsa Bancomer registró utilidad neta de Ps. 76 millones en 2002, inferior a la de 2001, derivado de la separación de administración de los fondos de inversión a Bancomer Gestión
- Bancomer Gestión reportó utilidad neta de Ps. 89 millones en 2002, el cual fue su primer año completo de operación

Todas las cifras están expresadas en pesos (Ps.) de diciembre de 2002, y todos los crecimientos están expresados en términos reales, excepto cuando se indique explícitamente.

Utilidad Grupo (Ps. Millones)


6,431
6,661
1,497
1,659
1,457
1,743
1,802
2001
2002
4T01
1T02
2T02
3T02
4T02

UPA Grupo (Ps. con dilución)


0.70
0.72
0.16
0.18
0.16
0.19
0.19
2001
2002
4T01
1T02
2T02
3T02
4T02

ROAE Grupo (% Anualizado)


16.2
14.8
13.8
14.8
12.5
14.4
14.4
2001
2002
4T01
1T02
2T02
3T02
4T02

ROAA Grupo (% Anualizado)


1.5
1.5
1.4
1.5
1.3
1.6
1.7
2001
2002
4T01
1T02
2T02
3T02
4T02

Capitalización Negocio Bancario (%)
Capital Neto a Activos en Riesgo Crédito y Mercado (1)


15.7
14.8
15.0
15.4
15.7
4T01
1T02
2T02
3T02
4T02

(1) Indices calculados bajo reglas de capitalización oficiales vigentes en cada período

BBVA Bancomer

Resumen de Resultados e Información Estadística Seleccionada

NOTA: Para facilitar el seguimiento comparativo del negocio recurrente, todo el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias, así como del Negocio Bancario y Subsidiarias presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de venta de la participación accionaria en Far-Ben en 2T02 presentados en las páginas 22 y 30, respectivamente.

Utilidad Neta Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
GRUPO FINANCIERO BBVA BANCOMER	**6,661**	**6,431**	**1,802**	**1,743**	**1,497**
Utilidad propia de la controladora	(181)	21	(49)	(44)	166
Negocio Bancario	6,305	5,976	1,721	1,632	1,263
Sector Seguros	470	298	132	137	13
Casa de Bolsa Bancomer	76	125	4	18	11
Bancomer Gestión	89	6	21	23	6
Interés minoritario y otros (1)	(98)	5	(27)	(23)	38

(1) Excluye interés minoritario de subsidiarias del negocio bancario, incluye interés minoritario de Seguros Bancomer y a partir de 2T02, incluye el resultado de Fianzas Probursa, para lo cual se reconstruyó 4T01.

Grupo Financiero BBVA Bancomer Balance General Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
Activo					
Disponibilidades	71,327	68,119	71,327	54,876	68,119
Inversiones en valores y operaciones con valores y derivados	63,768	68,235	63,768	78,515	68,235
Cartera total	247,471	265,659	247,471	247,740	265,659
Estimación preventiva para riesgos crediticios	(12,352)	(14,977)	(12,352)	(12,797)	(14,977)
Impuestos diferidos	23,995	26,425	23,995	24,627	26,425
Otros Activos	33,792	35,825	33,792	42,179	35,825
Total Activo	**428,001**	**449,286**	**428,001**	**435,140**	**449,286**
Pasivo					
Captación tradicional	316,142	341,229	316,142	323,595	341,229
Préstamos interbancarios y de otros organismos	41,249	40,755	41,249	40,956	40,755
Obligaciones Subordinadas	5,234	7,930	5,234	5,427	7,930
Otros pasivos	8,041	9,263	8,041	9,494	9,263
Total Pasivo	**370,666**	**399,177**	**370,666**	**379,472**	**399,177**
Total Capital Contable	**57,335**	**50,109**	**57,335**	**55,668**	**50,109**
Estado de Resultados					
Margen financiero ajustado	16,586	19,497	4,359	4,243	4,232
Comisiones netas	12,137	10,736	3,069	3,255	2,664
Resultado por intermediación	1,328	2,154	143	(69)	696
Ingresos totales de operación	30,051	32,387	7,571	7,429	7,592
Gastos de administración y promoción	(18,521)	(21,089)	(4,619)	(4,568)	(5,121)
Resultado de la operación	11,530	11,298	2,952	2,861	2,471
Resultado por operaciones continuas	7,102	6,821	1,836	1,825	1,695
Utilidad neta	**6,661**	**6,431**	**1,802**	**1,743**	**1,497**

Grupo Financiero BBVA Bancomer Información por Acción y Capitalización de Mercado	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
Utilidad Neta (Millones de Pesos)	**6,661**	**6,431**	**1,802**	**1,743**	**1,497**
Eficiencia (1)	56.6	60.2	55.3	56.3	57.1
Información por acción					
Utilidad neta					
Primaria (2)	0.72	0.70	0.19	0.19	0.16
Con dilución total (2)	0.72	0.70	0.19	0.19	0.16
Valor en libros con dilución	5.57	4.86	5.57	5.39	4.86
Acciones totales en circulación (millones, fin de período)	9,277	9,225	9,277	9,277	9,225
Acciones totales con dilución (millones, fin de período)	9,277	9,275	9,277	9,277	9,275
Precio (Pesos nominales)	7.91	8.35	7.91	7.29	8.35
Capitalización de mercado (millones de Pesos nominales)	73,381	77,029	73,381	67,629	77,029
P/U (3)	11.00	12.44	11.00	10.79	12.44
P/VL	1.42	1.81	1.42	1.38	1.81
Información por ADR (USD) (4)					
Utilidad neta					
Primaria	1.47	1.51	0.38	0.38	0.35
Con dilución total	1.48	1.51	0.38	0.38	0.35
Valor en libros con dilución	10.66	10.60	10.66	10.54	10.60

(1) Gasto no financiero / ingresos totales, excluyendo provisiones. (2) Con base en número de acciones promedio del período.
(3) Utilidad últimos doce meses. (4) 20 acciones ordinarias serie "B" por cada ADR.

Negocio Bancario	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
Sucursales (1)	1,665	1,756	1,665	1,676	1,756
Cajeros Automáticos	3,752	3,712	3,752	3,721	3,712
Empleados	25,704	27,520	25,704	25,902	27,520
Razones de rentabilidad (%)					
Margen financiero neto (2)	5.3	5.6	5.7	5.5	5.7
Rentabilidad sobre activos promedio (ROAA) (2)	1.5	1.4	1.6	1.5	1.2
Rentabilidad sobre capital mayoritario promedio (ROAE) (2)	16.4	17.7	15.9	15.6	13.6
Eficiencia (3)	56.5	59.6	54.9	56.4	56.3
Indicadores de calidad de activos (%)					
Índice de cartera vencida neta, excluyendo Fobaproa	(0.8)	(0.9)	(0.8)	(0.6)	(0.9)
Índice de cartera vencida bruta, incluyendo Fobaproa	4.4	5.0	4.4	4.8	5.0
Índice de cartera vencida bruta, excluyendo Fobaproa	6.5	7.6	6.5	7.0	7.6
Cartera vencida neta a capital contable	(2.8)	(3.6)	(2.8)	(2.0)	(3.6)
Cobertura de reservas	112.8	111.9	112.8	108.5	111.9
Crecimiento real de la cartera vigente (4)	(1.9)	(8.7)	1.0	1.2	(0.6)
Razones de capitalización (%) (5)					
Capital básico	13.0	12.2	13.0	12.8	12.2
Capital total	15.7	15.7	15.7	15.4	15.7

(1) A partir de 1T02 se reporta únicamente el número de sucursales físicas. (2) Anualizado.
(3) Gasto no financiero / ingresos totales, excluyendo provisiones. (4) Excluyendo FOBAPROA. (5) Incluye riesgo crédito y riesgo mercado.

Asuntos Relevantes

Cambios en la organización

El Sr. Jaime Guardiola Romojaro fue designado como nuevo Director General de Grupo Financiero BBVA Bancomer (GFBB). El Sr. Guardiola, quien fungía como Consejero Delegado en BBVA Banco Francés, tiene una larga trayectoria de 23 años en el Grupo BBVA. El nombramiento del Sr. Guardiola fue acordado por el Consejo de Administración de GFBB en su sesión de enero de 2003.

El Sr. Vitalino Nafría Aznar, quien fue Consejero Delegado de GFBB hasta el mes de enero, fue nombrado por BBVA como Director General de Banca en América, con responsabilidad sobre México y los demás países latinoamericanos en que el Grupo mantiene presencia.

Por otra parte, se realizaron otros cambios en el Comité Directivo de GFBB: el Sr. Oscar Cabrera Izquierdo fue designado como nuevo Director General de Finanzas, en sustitución del Sr. Jaime Adam Vidal, quien ocupará la Dirección de Planificación y Control de Gestión del Grupo BBVA. El Sr. Cabrera era Director de Control de Gestión de BBVA y tiene una trayectoria de más de 10 años en el Grupo BBVA, habiendo ocupado diversas responsabilidades en el área de Finanzas.

Finalmente, el Sr. Leandro Vela Sánchez fue nombrado Director General de Sistemas y Operaciones de GFBB en sustitución del Sr. Ignacio Aldonza Goicoechea, quien ocupará la Dirección de Sistemas y Operaciones de BBVA en Europa. El Sr. Vela ha trabajado en el Grupo durante 27 años, habiendo ocupado esta misma función en Grupo Financiero BBV-Probursa previo a la fusión con Grupo Financiero Bancomer.

Avances del Proyecto Cliente en 2002

El lanzamiento de Proyecto Cliente en 2002 ha logrado acercar a Bancomer al objetivo de ser percibido como el mejor banco en términos de nivel de servicio. La calificación total otorgada por clientes a Bancomer por apreciación del servicio alcanzó 8.1, una mejora de 1.1 puntos al comparar con el año anterior. Esto refleja la gestión exitosa de programas de mejoras corporativas específicas, entre los que destacan los siguientes:

- Servicio: Proporcionar un servicio diferenciado en todas las sucursales en función de la segmentación de clientes
- Tiempo: Implementación de programas de reducción consistente de tiempos de atención en filas
- Domiciliación: Incremento de un 70% en el volumen de operaciones electrónicas domiciliadas
- Horarios: El horario de sucursales con mayor transaccionalidad de envíos de dinero (BTS) fue ampliado
- Aclaraciones: Se ha reducido en un 63% el número de aclaraciones de cuentas personales
- Capacidad de resolución: En las sucursales, se incrementó la capacidad de resolución en línea, con información más precisa, clara y con mejores niveles de servicio
- Depuración de base de datos: Se agilizó la búsqueda de información de clientes con la depuración de cuentas inactivas ó canceladas

En 2003, el Proyecto Cliente iniciará una etapa más orientada a desarrollar características que diferencien el servicio, constituyéndolo como una ventaja competitiva

Moody's asigna calificación de Aaa.mx a depósitos de largo plazo

En diciembre de 2002, la agencia calificadora Moody's asignó a Bancomer la calificación en escala nacional de Aaa.mx para depósitos a largo plazo. Esta es la máxima calificación posible asignada para un emisor en el mercado mexicano relacionada con su riesgo de crédito y para uso de inversionistas domésticos.

Asimismo, con relación a la calificación de fortaleza financiera del banco, actualmente de C-, Moody's cambió la perspectiva de "estable" a "positiva", lo que abre la posibilidad de obtener un incremento en dicha calificación en un futuro.

Far-Ben

El 28 de junio de 2002, Bancomer y otras subsidiarias de GFBB vendieron su posición accionaria en el capital de Far-Ben, S.A. de C.V. La operación de venta de acciones se realizó bajo la condición de que dicha entidad fuera capitalizada y, en caso de no cumplirse la mencionada capitalización, la operación sería revertida.

La operación antes citada quedó concretada definitivamente en los términos que se informó *(ver Press Release GFBB 2T02)*, ya que Far-Ben anunció la conclusión del proceso de capitalización al cumplirse las condiciones establecidas en el Contrato de Suscripción de Acciones celebrado entre Far-Ben, S.A. de C.V., FASA Investment, S.A. y los accionistas de control de Benavides y autorizado en Junta de Consejo de Far-Ben el pasado 12 de diciembre del 2002.

Negocio Bancario: Estado de Resultados

La utilidad neta del Negocio Bancario se incrementó 5.5% en 2002 comparada con 2001, para ubicarse en Ps. 6,305 millones. En este resultado destacan principalmente el desempeño de dos rubros recurrentes: el incremento en el ingreso por comisiones y tarifas de 12.7%, aunado a la reducción de 11.1% en el gasto total en el mismo período. Por su parte, la utilidad neta de 4T02 se ubicó en Ps. 1,721 millones, lo cual implica un crecimiento de 5.5% comparado con el trimestre anterior, y de 36.3% comparado con 4T01.

Negocio Bancario: Estado de Resultados Millones de Pesos	**12 Meses 2002**	**12 Meses 2001**	**4T 2002**	**3T 2002**	**4T 2001**
Margen financiero	**19,276**	**21,855**	**5,139**	**4,924**	**5,559**
Estimación preventiva para riesgos crediticios	(2,697)	(2,605)	(775)	(683)	(1,372)
Margen financiero ajustado	**16,579**	**19,250**	**4,364**	**4,241**	**4,187**
Ingreso no financiero	12,884	12,430	3,073	3,052	3,252
Ingresos totales de la operación	**29,463**	**31,680**	**7,437**	**7,293**	**7,439**
Gasto de administración y promoción	(18,155)	(20,424)	(4,508)	(4,495)	(4,958)
Resultado de la operación	**11,308**	**11,256**	**2,929**	**2,798**	**2,481**
Otros productos (gastos) (neto)	(234)	(482)	(11)	(22)	266
Resultado por posición monetaria neto (otros)	(733)	(698)	(254)	(131)	(292)
Resultado antes de ISR y PTU	**10,341**	**10,076**	**2,664**	**2,645**	**2,455**
ISR y PTU causado	(534)	(620)	(81)	(197)	(13)
ISR y PTU diferido	(2,667)	(2,811)	(761)	(606)	(700)
Resultado antes de subsidiarias, asociadas y afiliadas	**7,140**	**6,645**	**1,822**	**1,842**	**1,742**
Resultado de subsidiarias, asociadas y afiliadas	(394)	(65)	(69)	(126)	(62)
Resultado por operaciones continuas	**6,746**	**6,580**	**1,753**	**1,716**	**1,680**
Operaciones discontinuas, partidas extraordinarias y cambios contables	(214)	(379)	0	0	(379)
Utilidad neta antes de interés minoritario	**6,532**	**6,201**	**1,753**	**1,716**	**1,301**
Interés minoritario	(227)	(225)	(32)	(84)	(38)
Utilidad neta	**6,305**	**5,976**	**1,721**	**1,632**	**1,263**

Para efectos de comparación, el presente Estado de Resultados considera los efectos de la venta de Far-Ben realizada en 2T02 como partida extraordinaria (ver Estados Financieros en Apéndice).

Margen Financiero

El margen financiero se ubicó en 5.7% en 4T02, lo que representa un incremento de 20 puntos base con respecto al trimestre anterior. Este desempeño favorable fue resultado de la combinación de diversos factores:

(a) Un incremento de 30 puntos base en la tasa interbancaria promedio (TIIE a 28 días);

(b) Una ligeramente mayor contribución de crédito al ingreso financiero, dado el crecimiento que ha venido presentando el crédito al consumo. En 2002, la contribución de crédito al margen financiero en pesos fue de 39.7%, comparado con 27.9% un año antes;

(c) Mayor volumen de captación vista dado el fuerte crecimiento estacional en depósitos a la vista, lo cual incide en el margen financiero de depósitos;

(d) Un incremento en el ingreso por reportos, que se debe a una mayor revaloración de la UDI ante un incremento estacional en inflación, incidiendo en el diferencial de dichos instrumentos; y, finalmente;

(e) Un mayor resultado por posición monetaria asociado también al incremento en la inflación

El progreso del margen financiero ha sido de 4.9% en los primeros tres meses del año, a 5.0% en el primer semestre, 5.1% para los primeros nueve meses y 5.3% para todo el año, debido al factor positivo de la estacionalidad en el negocio bancario hacia el final del año.

El margen financiero neto se ha logrado estabilizar, ya que, a pesar de la reducción de 470 puntos base en la TIIE promedio de 2001 a 2002, el margen financiero cayó solamente 30 puntos base en el año. Este resultado se debe en gran parte a la mejor mezcla de fondeo, con mayor porcentaje de captación vista como componente de la captación tradicional, así como a la gestión de precios para la captación y a la creciente contribución del crédito, lo que ha logrado que el margen financiero neto, como proporción de activos medios con rendimiento, incremente como porcentaje de la TIIE, de 43.4% en 2001, a 64.6% en 2002.


12.9%
9.1%
8.5%
7.7%
8.1%
8.4%
8.2%
5.7%
4.9%
5.1%
5.5%
5.7%
5.6%
5.3%
4T01
1T02
2T02
3T02
4T02
2001
2002
TIIE Promedio 28 días
Margen Financiero Neto (% de Activos Medios con Rendimiento)

Negocio Bancario: Margen Financiero Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
Ingreso financiero neto por crédito y captación	**16,919**	**19,175**	**4,422**	**4,353**	**4,639**
Ingreso financiero por crédito y valores	31,806	46,681	8,250	7,955	9,075
Gasto financiero por captación y fondeo	(14,887)	(27,506)	(3,828)	(3,602)	(4,436)
Comisiones Netas	**363**	**435**	**82**	**88**	**96**
Comisiones cobradas	363	435	82	88	96
Comisiones pagadas	0	0	0	0	0
Ingreso financiero neto por reportos	**1,039**	**779**	**368**	**290**	**423**
Ingreso financiero por reportos	16,703	14,488	4,840	4,097	3,016
Gasto financiero por reportos	(15,664)	(13,709)	(4,472)	(3,807)	(2,593)
Ingreso financiero antes de repomo	**18,321**	**20,389**	**4,872**	**4,731**	**5,158**
Resultado por posición monetaria	**955**	**1,466**	**267**	**193**	**401**
Ingreso financiero neto	**19,276**	**21,855**	**5,139**	**4,924**	**5,559**
Margen financiero neto (%)(1)	**5.3%**	**5.6%**	**5.7%**	**5.5%**	**5.7%**
Promedio de activos con rendimiento(2)	367,141	392,840	358,637	361,060	389,962

(1) Anualizado. (2) Incluye el balance de la nota FOBAPROA.

Ingreso no Financiero

El ingreso no financiero del Negocio Bancario en 4T02 fue de Ps. 3,073 millones. De manera acumulada, el ingreso no financiero de 2002 ascendió a Ps. 12,884 millones, equivalente a un incremento de 3.7% comparado con el año anterior.

Comisiones y Tarifas

El ingreso por comisiones y tarifas del Negocio Bancario fue de Ps. 2,962 millones en 4T02, 15.1% mayor al de 4T01. Lo más destacable de dicho resultado son los incrementos en todos los rubros de comisiones en el período: 26.5% en transferencias y remesas; 24.2% en tarjeta de crédito y cajeros; 14.9% en seguros, 11.2% en manejo de cuenta y 6.6% en sociedades de inversión.

Cabe destacar asimismo el aumento en las comisiones de 3T02 a 4T02 de 18.0% en tarjeta de crédito y cajeros y de 5.1% en manejo de cuentas, atribuible al efecto estacional de mayor transaccionalidad en el sistema de pagos en el último trimestre del año. Así, el crecimiento en el ingreso por comisiones, excluyendo fondos de pensiones para aislar al efecto estacional de menor ingreso del segundo y cuarto trimestre, fue de 7.3% en el mismo período.

De manera acumulada en 2002, el ingreso por comisiones creció 12.7%, destacando los crecimientos en tarjeta de crédito y cajeros de 25.4%, transferencias y remesas de 23.4% y seguros de 12.0%. Consecuentemente, dichos rubros crecieron en términos de contribución al total de comisiones en 2002, para ubicarse en 27.0%, 14.7% y 4.0%, respectivamente, del total.

A partir de la creación de Bancomer Gestión en diciembre de 2001, en 2002 a nivel del Negocio Bancario se ve un ligero decremento en las comisiones por administración de sociedades de inversión debido a que la gestión de fondos se traslada a consolidar al nivel de Grupo, en donde se muestra un crecimiento de 5.2% en comisiones por sociedades de inversión en 2002.

La generación de ingresos recurrentes vía comisiones ha sido un factor importante en el crecimiento del resultado del negocio. Más aún, el ingreso por comisiones y tarifas como porcentaje de los gastos es un indicador de productividad que ha mejorado sustancialmente, incrementándose de 51.9% en 4T01 a 65.7% en 4T02. Para 2002, la razón de comisiones a gastos fue de 64.2%, un incremento de 13.6 puntos porcentuales con respecto a 2001.

Intermediación

El resultado de intermediación alcanzó un importe de Ps. 111 millones en 4T02. Este resultado deriva de una ganancia por Ps. 200 millones en compraventa de divisas (51.5% mayor a 4T01), y una minusvalía por Ps. 89 millones en otros resultados de intermediación, afectado por el incremento en la curva de tasas de interés en el trimestre.

La composición del rubro de intermediación cambió significativamente en los últimos doce meses ya que, en 2001, el ingreso por compraventa de divisas representaba 34.0% del ingreso por intermediación y al cierre de 2002 alcanzó 76.0% del mismo. Lo anterior es resultado de la combinación de un crecimiento en 2002 de 31.8% en el ingreso por compraventa de divisas y a un menor ingreso por otros resultados de intermediación asociado con un menor desplazamiento hacia la baja, en términos medios anuales, de la curva de tasas de interés.

Negocio Bancario: Ingreso No Financiero Millones de Pesos	**12 Meses 2002**	**12 Meses 2001**	**4T 2002**	**3T 2002**	**4T 2001**
Ingreso no financiero	**12,884**	**12,430**	**3,073**	**3,052**	**3,252**
Comisiones y tarifas neto	**11,651**	**10,336**	**2,962**	**3,137**	**2,574**
Manejo de cuentas	2,368	2,130	635	604	571
Transferencias y remesas	1,711	1,386	453	469	358
Tarjeta de crédito y cajeros	3,145	2,508	919	779	740
Administración de sociedades de inversión	1,060	1,079	258	269	242
Administración de fondos de pensiones y SAR	2,506	2,452	467	812	462
Seguros	465	415	108	125	94
Otros	396	366	122	78	107
Resultado por intermediación	**1,233**	**2,094**	**111**	**(85)**	**678**
Compraventa de divisas (1)	937	711	200	231	132
Otros resultados de intermediación	296	1,383	(89)	(316)	546

(1) A partir de 2T02 se presenta desglosado el negocio de intermediación de divisas con el propósito de mostrar su recurrencia. Los datos de 4T01 fueron reconstruidos con base en dicho criterio.

Gasto de Administración y Promoción

El gasto de administración y promoción se ubicó en Ps. 4,508 millones en 4T02, en línea con 3T02 debido a que, a pesar de una reducción de 3.0% en salarios y prestaciones, el alto nivel de transaccionalidad característico del último trimestre del año implicó un incremento de 2.1% en los gastos de administración y operación. No obstante, al comparar 4T02 con 4T01, la reducción en gasto gestionable (salarios y prestaciones y gastos de administración y operación) es de 9.2 puntos porcentuales.

En 2002, el gasto total se redujo Ps. 2,269 millones, equivalente a 11.1%. Por su parte, el gasto gestionable se contrajo 9.3%, resultado de una baja generalizada en todos los rubros, destacándose además de gasto de personal, honorarios y asistencia técnica, inmuebles y telecomunicaciones.

Negocio Bancario: Gasto de Administración y Promoción Millones de Pesos	**12 Meses 2002**	**12 Meses 2001**	**4T 2002**	**3T 2002**	**4T 2001**
Gasto no financiero	**18,155**	**20,424**	**4,508**	**4,495**	**4,958**
Salarios y prestaciones	8,058	8,367	1,919	1,979	2,013
Gastos de administración y operación	5,475	6,559	1,416	1,387	1,658
Rentas, depreciación y amortización	2,296	2,691	564	561	538
IVA e impuestos diferentes a ISR y PTU	949	1,343	267	217	377
Cuota por costo de captación (IPAB)	1,377	1,464	342	351	372

Análisis del Ingreso y el Gasto Recurrente

El esfuerzo del año 2002 por optimizar los rubros gestionables (margen financiero, ingreso por comisiones y tarifas y gasto) ha tenido una repercusión importante en la rentabilidad del Negocio Bancario. Se logró incrementar el diferencial entre los ingresos y gastos mencionados, de 2.69% de los activos totales medios en 2001, a 2.95% en 2002, lo que implicó un incremento de Ps. 1,005 millones en ingreso neto recurrente. Lo anterior, a pesar de que la caída en la TIIE de 470 puntos base en el año redujo el ingreso por margen financiero como porcentaje de los activos totales medios de 5.00% a 4.45%.

Los rubros que han contribuido a mejorar el resultado recurrente han sido los de comisiones y gasto. El primero pasó de representar 2.36% de los activos totales medios en 2001, a 2.69% en 2002, además de que en 2002 el ingreso por

comisiones representa 37.7% del ingreso total, comparado con 32.1% un año antes. Por su parte, el gasto se redujo 48 puntos base como porcentaje de activos totales medios en el mismo período, para ubicarse en 4.19%.

El resultado más tangible de la optimización de los rubros gestionables es el índice de eficiencia del Negocio Bancario, el cual se redujo de 56.3% en 4T01 a 54.9% en 4T02 y de 59.6% en 2001 a 56.5% en 2002, una contracción acumulada de 3.1 puntos porcentuales.

Negocio Bancario: Análisis del Ingreso y el Gasto Millones de Pesos	**12 Meses 2002**	**12 Meses 2001**	**4T 2002**	**3T 2002**	**4T 2001**
Ingreso financiero neto	19,276	21,855	5,139	4,924	5,559
Ingreso por comisiones y tarifas	11,651	10,336	2,962	3,137	2,574
Ingresos totales (A)	30,927	32,191	8,101	8,061	8,133
Gastos totales (B)	18,155	20,424	4,508	4,495	4,958
Diferencial (A-B)	**12,772**	**11,767**	**3,593**	**3,566**	**3,175**
Activos Totales Medios	**433,305**	**437,514**	**426,051**	**434,887**	**439,529**
Margen financiero neto	4.45%	5.00%	4.82%	4.53%	5.06%
Ingreso por comisiones y tarifas	2.69%	2.36%	2.78%	2.88%	2.34%
Ingresos Totales (A)	7.14%	7.36%	7.61%	7.41%	7.40%
Gastos totales (B)	4.19%	4.67%	4.23%	4.13%	4.51%
Diferencial (A-B)	**2.95%**	**2.69%**	**3.37%**	**3.28%**	**2.89%**
Eficiencia (incluye ingresos por intermediación)	**56.5%**	**59.6%**	**54.9%**	**56.3%**	**56.3%**

Negocio Bancario: Balance General

Disponibilidades

El saldo de disponibilidades del Negocio Bancario al cierre de 4T02 fue de Ps. 71,280 millones, importe similar al de 4T01, lo que implicó un incremento de 30.1% comparado con el trimestre anterior, equivalente a Ps. 16,506 millones. Este incremento es derivado de una disminución de posiciones, específicamente en títulos para negociar, parcialmente atribuible a la demanda estacional de liquidez para el trimestre, así como los requerimientos de liquidez del depósito obligatorio de Banco de México.

Cartera Vigente

Con el propósito de analizar a mayor detalle la evolución de la cartera crediticia del Negocio Bancario, se ha abierto la información entre la cartera vigente propia del Banco y aquella que se encuentra dentro de los Fideicomisos UDIs, que consolidan íntegramente en el Banco. Asimismo, las siguientes tablas se presentan con datos correspondientes a los últimos cinco trimestres de forma tal que se tenga información uniforme para dicho período.

La cartera al sector privado del Banco alcanzó un saldo de Ps. 97,731 millones, registrando crecimientos de 1.5% en el trimestre y 3.9% en el año.

Destaca la evolución del crédito al consumo, con incremento de 4.4% en el trimestre, sustentado en la originación de 5,591 créditos de auto, 54,236 créditos de nómina (Creditón Nomina) y apoyado por la actividad de tarjeta de crédito, con la emisión de 156,856 nuevas tarjetas y la elevada estacionalidad del uso de este producto en el cuarto trimestre. En el año, el crecimiento total fue de 32.1% en dicha cartera.

Por su parte, la cartera comercial crece 1.6% en el trimestre, en tanto en el acumulado anual la variación es marginal. Cabe destacar que se logró un incremento en la participación de mercado en cartera comercial sin fideicomisos de aproximadamente 80 puntos base en 2002.

Los créditos a entidades gubernamentales muestran crecimiento trimestral e interanual de 8.2% y 19.0%, respectivamente, en tanto que el saldo de los programas de apoyo baja Ps. 3,529 millones en el año, como resultado del programa de pagos del gobierno.

En síntesis, la cartera vigente del Banco aumenta 2.9% respecto a 3T02 y 2.5% al compararse con 4T01.

Negocio Bancario: Cartera Vigente sin Fideicomisos UDIs (1)
Millones de Pesos

		Comercial	Consumo	Vivienda	Total Sector Privado	Entidades Guber.	Programas de Apoyo	Total Entidades Guber.	Total
4T02	Pesos	33,455	20,177	10,292	63,924	12,417	2,021	14,438	78,362
	USD	32,663	0	0	32,663	4,772	0	4,772	37,435
	UDIS	1,068	0	76	1,144	48	0	48	1,192
	Total	**67,186**	**20,177**	**10,368**	**97,731**	**17,237**	**2,021**	**19,258**	116,989
3T02	Pesos	31,590	19,326	10,760	61,676	11,040	1,479	12,519	74,195
	USD	33,952	0	0	33,952	4,849	0	4,849	38,801
	UDIS	582	0	51	633	48	0	48	680
	Total	**66,123**	**19,326**	**10,811**	**96,260**	**15,936**	**1,479**	**17,415**	113,676
2T02	Pesos	32,606	17,386	11,331	61,323	8,403	958	9,361	70,683
	USD	33,289	0	0	33,289	6,109	0	6,109	39,398
	UDIS	627	0	62	689	52	0	52	740
	Total	**66,522**	**17,386**	**11,393**	**95,300**	**14,563**	**958**	**15,521**	110,821
1T02	Pesos	32,378	15,906	11,366	59,650	8,394	6,073	14,467	74,117
	USD	30,151	0	0	30,151	5,690	0	5,690	35,841
	UDIS	686	0	70	756	54	0	54	811
	Total	**63,215**	**15,906**	**11,436**	**90,557**	**14,139**	**6,073**	**20,211**	110,769
4T01	Pesos	34,674	15,275	11,495	61,444	8,538	5,550	14,089	75,532
	USD	31,826	0	0	31,826	5,897	0	5,897	37,723
	UDIS	692	0	90	781	56	0	56	837
	Total	**67,192**	**15,275**	**11,584**	**94,051**	**14,491**	**5,550**	**20,041**	114,093

(1) Excluye Fobaproa. En las cifras de 3T02 se reclasificaron en el rubro de entidades gubernamentales Ps. 3,034 millones de créditos otorgados en su mayoría a la industria paraestatal, anteriormente clasificados en la cartera comercial.

Por su parte, la cartera de los Fideicomisos UDIs, registró un saldo de Ps. 41,643 millones al cierre de 4T02, 4.2% y 12.6% menor que en 3T02 y 4T01, respectivamente. Esta disminución se debe a que, en los citados fideicomisos, se concentran operaciones antiguas sin que exista nueva originación. Al consolidar ambos portafolios, la cartera vigente total registró un saldo de Ps. 158,632 millones, 1.9% menor que el año anterior.

Negocio Bancario: Cartera Vigente
Millones de Pesos

		Fideicomisos UDIs				
	Negocio Bancario sin Fideicomisos UDIs (1)	Comercial	Vivienda	Gobierno	Subtotal Fideicomisos	Total
4T02	**116,989**	129	29,562	11,952	**41,643**	158,632
3T02	**113,676**	833	30,502	12,123	**43,458**	157,133
2T02	**110,821**	1,032	31,200	12,261	**44,493**	155,314
1T02	**110,768**	1,172	32,538	12,404	**46,113**	156,881
4T01	**114,092**	1,323	33,833	12,490	**47,646**	161,738

(1) Excluye Fobaproa.

Por su parte, Bancomer se consolidó en 2002 como líder en colocaciones de emisiones de deuda en pesos en el mercado mexicano, logrando aproximadamente 21.0% de participación. Al cierre del año, el monto de colocaciones en las que participó Bancomer ascendió a más de Ps. 9,000 millones, representando una fuente adicional importante de ingresos por comisiones.

Fobaproa

El saldo de los pagarés Fobaproa/IPAB del Negocio Bancario, neto de depósitos en cuenta de cheques, ascendió a Ps. 105,546 millones al cierre de diciembre de 2002. Neto de reservas de Ps. 27,660 millones, el saldo total fue de Ps. 77,886 millones a la misma fecha.

BBVA Bancomer

Negocio Bancario: Pagarés Fobaproa/IPAB Millones de Pesos	**Pagarés con Pérdida Compartida**	**Pagarés sin Pérdida Compartida**	**Total**
Saldo de pagarés bruto	91,702	30,937	**122,639**
Depósitos en cuentas de cheques	(16,082)	(1,011)	**(17,093)**
Saldo de pagarés neto de depositos	**75,620**	**29,926**	**105,546**
Reservas	(27,660)	-	**(27,660)**
Saldo de pagarés neto de reservas	**47,960**	**29,926**	**77,886**

Tomando en cuenta solamente los pagarés de Fobaproa con contingencias de pérdida compartida ("loss-sharing") o esquema de incentivos, el saldo a diciembre de 2002 ascendió a Ps. 75,620 millones, neto de depósitos en cuenta de cheques. Neto de reservas, este saldo fue de Ps. 47,960 millones a la misma fecha. Las recuperaciones (incluyendo bienes adjudicados) representaban el 21.4% de la nota bruta a diciembre de 2002.

Negocio Bancario: Pagarés Fobaproa con pérdida compartida Millones de Pesos	**Saldo**			**Recuperación sobre saldo bruto**		
	Comercial	**Vivienda**	**Total**	**Comercial**	**Vivienda**	**Total**
Saldo de pagarés bruto	68,621	23,081	**91,702**			
Depósitos en cuenta de cheques	-11,602	-4,480	**-16,082**	16.9%	19.4%	17.5%
Saldo de pagarés neto de depósitos	**57,019**	**18,601**	**75,620**			
Reservas	-23,010	-4,650	**-27,660**			
Saldo neto	**34,009**	**13,951**	**47,960**			
Base recuperable						
Bienes adjudicados	3,333	215	**3,548**	4.9%	0.9%	3.9%
Préstamos originadores	5,859	9,100	**14,959**			
Intereses acumulados	6,386	4,276	**10,662**			
Total	**15,578**	**13,591**	**29,169**	21.8%	20.3%	21.4%

La contingencia máxima derivada de los contratos con Fobaproa al cierre de diciembre ascendía a Ps. 27,660 millones, incluyendo Ps. 8,741 millones por el concepto del esquema de incentivos. Esta contingencia se encontraba reservada al 100% a diciembre de 2002, bajo un supuesto de recuperación de 0%. En el futuro, las recuperaciones derivadas de esta cartera podrían ser una fuente de ingresos para el Negocio Bancario. En un escenario de recuperación de 20% de la base recuperable, el Negocio Bancario registraría ingresos por Ps. 1,532 millones.

Recuperaciones Millones de Pesos				
Como % de Base Recuperable	**0.00%**	**20.00%**	**40.00%**	**60.00%**
Como % de la Nota Fobaproa	**0.00%**	**7.71%**	**15.43%**	**23.14%**
Saldo neto de depósitos (SND)	75,620	75,620	75,620	75,620
Recuperación adicional	0	(5,834)	(11,667)	(17,501)
Saldo neto	**75,620**	**69,786**	**63,953**	**58,119**
Pérdida compartida (1)	18,919	17,461	16,002	14,544
Esquema de incentivos	8,741	8,667	8,252	7,840
Contingencia total	**27,660**	**26,128**	**24,254**	**22,384**
Reservas actuales	(27,660)	(27,660)	(27,660)	(27,660)
Contingencia adicional máxima	**0**	**(1,532)**	**(3,406)**	**(5,276)**

(1) En el caso de una nota por Ps. 284 millones, la pérdida compartida es al 30%.

Calidad de Activos

Calificación Crediticia

Al cierre de diciembre de 2002, la cartera con riesgo A y B representaba el 95.2% del total, comparado con 93.4% al cierre de 2001. El requerimiento de reservas por calificación reguladora ascendió a Ps. 12,352 millones a diciembre de 2002, que incluye la cobertura al 100% de los intereses vencidos.

Negocio Bancario: Calificación de la Cartera de Crédito Millones de Pesos				
Nivel Riesgo	Importe	%	Reserva	%
A (1)	270,435	89.2%	1,116	9.0%
B	18,135	6.0%	2,478	20.1%
C	6,975	2.3%	2,579	20.9%
D	4,633	1.5%	3,280	26.6%
E	2,865	0.9%	2,899	23.5%
TOTAL	**303,043**	**100.0%**	**12,352**	**100.0%**
Total requerido			**12,352**	

La calificación de la cartera comercial, hipotecaria y consumo aplican al mes de diciembre.
(1) Incluye cartera exceptuada por Ps. 152,891 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Cartera Vencida

El esfuerzo particular de implementación de programas más estrictos de cobranza por el área de recuperaciones, llevó a una reducción en la cartera vencida del Negocio Bancario de 7.2% en 4T02 comparado con 3T02, y de 18.2% de manera acumulada en los últimos 12 meses, para ubicarse en Ps. 10,953 millones al cierre de diciembre de 2002. A diciembre de 2002, el índice de cartera vencida bruta del Negocio Bancario, sin Fobaproa, fue de 6.5%, que compara con 7.6% en diciembre de 2001.

Negocio Bancario: Cartera Vencida Millones de Pesos		Comercial	Entidades Financieras	Consumo	Vivienda	Entidades Guber.	Total
4T02	Pesos	1,636	0	1,072	2,095	0	4,803
	USD	2,578	0	0	0	0	2,578
	UDIS	478	0	0	3,094	0	3,572
	Total	**4,692**	**0**	**1,072**	**5,189**	**0**	**10,953**
3T02	Pesos	2,154	0	971	2,194	0	5,319
	USD	2,203	0	0	0	0	2,203
	UDIS	711	0	0	3,565	0	4,276
	Total	**5,068**	**0**	**971**	**5,759**	**0**	**11,798**
4T01	Pesos	1,841	0	948	3,044	0	5,833
	USD	3,015	0	0	0	0	3,015
	UDIS	1,092	0	0	3,442	0	4,534
	Total	**5,948**	**0**	**948**	**6,486**	**0**	**13,382**

Estimación Preventiva para Riesgos Crediticios

Durante 4T02 se crearon Ps. 775 millones de provisiones de crédito a través del estado de resultados, equivalente a 1.9% de la cartera de crédito total al cierre del trimestre. Para 2002, las provisiones de crédito equivalen a 1.7% de la cartera vigente. Con la creación de este monto de reservas, el índice de cobertura de cartera vencida se ubicó en 112.8% al cierre de 2002.

El nivel de provisiones ha repuntado como consecuencia de un escenario económico menos dinámico en 2002 que, adicionalmente, acumuló dos años de lento crecimiento en la actividad productiva. De esta forma, la situación de algunas empresas en sectores más afectados no ha mejorado. Adicionalmente, los asuntos pendientes de créditos emproblemados se han ido resolviendo con mayor dificultad.

El costo de los programas de apoyo a deudores para el Negocio Bancario en 4T02 fue de Ps. 347 millones. El saldo de la cartera hipotecaria sujeta a los beneficios de este programa al 31 de diciembre de 2002 fue de Ps. 28,181 millones, mientras que el de la cartera comercial fue de Ps. 510 millones.

Negocio Bancario: Estim. Preventiva para Riesgos Crediticios Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
Estimación preventiva para riesgos crediticios (fin de periodo)	12,352	14,977	12,352	12,797	14,977
% cartera bruta de fin de periodo (1)	7.3	8.5	7.3	7.6	8.5
% cartera vencida bruta fin de periodo	112.8	111.9	112.8	108.5	111.9
Aplicaciones a Reservas	(5,874)	(14,271)	(1,519)	(1,110)	(2,917)
Estimación preventiva para riesgos crediticios					
Saldo inicial	14,977	25,641	12,797	13,163	16,648
Más:					
Cargo a resultados	2,697	2,605	775	683	1,372
Recuperación de Castigos	232	144	107	34	37
Otros	320	1,742	320	0	0
	3,249	4,491	1,202	717	1,409
Menos:					
Castigos cartera tarjeta de crédito	(496)	(366)	(96)	(232)	(134)
Castigos cartera consumo	(30)	0	(30)	0	0
Castigos cartera comercial	(1,850)	(10,454)	(466)	(158)	(1,703)
Castigos cartera hipotecaria	(2,074)	(1,924)	(581)	(353)	(602)
Subtotal castigos cartera	(4,450)	(12,744)	(1,173)	(743)	(2,439)
Aplicaciones cartera vigente comercial (Punto Final)	(20)	(70)	(4)	(5)	(25)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(1,404)	(1,457)	(343)	(361)	(443)
Subtotal aplicaciones cartera vigente	(1,424)	(1,527)	(347)	(366)	(468)
Utilidad / Perdida monetaria	1	(883)	(127)	26	(173)
	(5,874)	(15,154)	(1,647)	(1,083)	(3,080)
Saldo a fin de trimestre	12,352	14,977	12,352	12,797	14,977

(1) Excluye Fobaproa/IPAB.

Impuestos Diferidos

Durante 4T02, el saldo de impuestos diferidos netos del balance del Negocio Bancario disminuyó en Ps. 634 millones, por lo que al cierre de diciembre de 2002 éste fue de Ps. 23,769 millones, compuesto por un activo de Ps. 25,025 millones y un pasivo de Ps. 1,255 millones.

A diciembre de 2002, 51.1% de los impuestos diferidos activos proviene de reservas de crédito, 40.5% proviene de pérdidas fiscales de ejercicios anteriores, 1.4% de pérdidas fiscales en venta de acciones y 7.0% de otros conceptos diversos.

El saldo de impuestos diferidos se redujo en Ps. 634 millones de septiembre a diciembre de 2002 y ha acumulado una reducción de Ps. 2,414 millones en los últimos doce meses, equivalente a 9.2%.

Captación

La estrategia del Banco se ha enfocado en dos vertientes: mejorar la mezcla de captación del Balance para impulsar el margen financiero y, por otro lado, impulsar la captación en sociedades de inversión con repercusión en el ingreso por comisiones y tarifas. Esta estrategia se reflejó en 2002 en un incremento en la participación de mercado, según datos preliminares, de depósitos vista en pesos de aproximadamente 50 puntos base, y en sociedades de inversión de renta fija, de aproximadamente un punto porcentual.

La captación tradicional del Negocio Bancario ha mostrado una tendencia positiva. El saldo de depósitos a la vista se incrementó en Ps. 10,073 millones en 2002. Lo anterior se atribuye a un crecimiento de 8.0% en dicho período en la captación vista en pesos, que representa el 85.9% del total de captación vista. Como consecuencia, se han incrementado los depósitos a la vista como porcentaje de la captación tradicional, representando 47.2% al cierre de 2002, comparado con 40.9% un año antes.

Por su parte, el saldo de depósitos a plazo en red se ha reducido Ps. 13,941 millones en 2002, equivalente a 8.9%, como resultado de un proceso de desintermediación en donde los clientes han optado por sustituir depósitos a plazo por fondos de inversión o reportos, ante un entorno de menores tasas de interés.

Consecuentemente, los saldos de captación de sociedades de inversión (fuera de Balance) se han incrementado en Ps. 7,644 millones, equivalente a 13.9%, de 2001 a 2002. Además, este rubro ha incrementado su contribución a la captación en red, de 15.6% en diciembre 2001, a 17.6% un año después.

El esfuerzo comercial realizado para incrementar los saldos de captación vista y sociedades de inversión, que representan ambos rubros en combinación 59.7% de la captación en red, ha sido una estrategia adecuada que ha incidido en la rentabilidad del negocio.

Negocio Bancario: Captación y Rec. Tot. Millones de Pesos		Cheques y Ahorro	Plazo/Red	Bonos Bancarios	Soc. Inversión Deuda	Captación Red	Plazo / Tesorería	Captación Total
4T02	Pesos	128,903	139,700	0	61,185	329,788	21,871	351,659
	USD	21,205	3,797	0	1,381	26,383	1,8262	8,209
	UDIS	0	9	0	0	9	445	454
	Total	**150,108**	**143,506**	**0**	**62,566**	**356,180**	**24,142**	**380,322**
3T02	Pesos	110,666	144,259	0	57,719	312,644	30,314	342,958
	USD	29,116	6,736	0	1,115	36,967	3,2374	0,204
	UDIS	0	7	0	0	7	445	452
	Total	**139,782**	**151,002**	**0**	**58,834**	**349,618**	**33,996**	**383,614**
4T01	Pesos	119,392	144,248	531	53,409	317,580	43,607	361,187
	USD	20,643	13,162	0	1,513	35,318	257	35,575
	UDIS	0	37	0	0	37	638	675
	Total	**140,035**	**157,447**	**531**	**54,922**	**352,935**	**44,502**	**397,437**

Deuda

La deuda total del Negocio Bancario se ha reducido en Ps. 2,202 millones en 2002. Esto se deriva de una reducción en la deuda de largo plazo de Ps. 4,395 millones, lo cual ha permitido una reducción del costo financiero. La mayor disminución ha sido resultado de la amortización de emisiones de deuda subordinada. Por su parte, la deuda de corto plazo ha crecido en Ps. 2,193 millones.

Negocio Bancario: Deuda Millones de Pesos		Exigibilidad Inmediata	Créditos Corto Plazo	Deuda Corto Plazo	Créditos Largo Plazo	Obligaciones Subordinadas	Deuda Largo Plazo	Deuda Total
4T02	Pesos	2,103	16,834	18,937	7,762	2,605	10,367	29,304
	USD	1	2,965	2,966	11,584	2,629	14,213	17,179
	UDIS	0	0	0	0	0	0	0
	Total	**2,104**	**19,799**	**21,903**	**19,346**	**5,234**	**24,580**	**46,483**
3T02	Pesos	0	19,573	19,573	8,095	2,666	10,761	30,334
	USD	0	3,323	3,323	9,965	2,761	12,726	16,049
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**22,896**	**22,896**	**18,060**	**5,427**	**23,487**	**46,383**
4T01	Pesos	1,858	11,784	13,642	9,493	2,922	12,415	26,057
	USD	1,388	4,680	6,068	11,552	3,689	15,241	21,309
	UDIS	0	0	0	0	1,319	1,319	1,319
	Total	**3,246**	**16,464**	**19,710**	**21,045**	**7,930**	**28,975**	**48,685**

Capitalización

A diciembre de 2002, el índice total de capitalización estimado del Negocio Bancario, incluyendo riesgo de mercado, era de 15.7% con un índice de capital básico de 13.0%, comparado con 15.4% y 12.8% (bajo reglas del año 2002), respectivamente, al mes de septiembre de 2002 *(para más detalle sobre índices de capitalización de Bancomer y Bancomer Servicios ver Notas Condensadas, pg. 34).*

Al aplicar proforma las reglas de capitalización vigentes a partir del 1 de enero de 2003, el índice total de capitalización estimado del Negocio Bancario a diciembre de 2002 sería 13.1%, incluyendo riesgo de mercado, con índice de capital básico de 9.9%, comparado con 12.8% y 9.7%, respectivamente, a septiembre de 2002 bajo las mismas reglas.

Al aplicar proforma las reglas de capitalización vigentes a partir de 2003 a cada banco, se obtiene para Bancomer un índice total, incluyendo riesgo de mercado, de 11.7% con capital básico de 8.5% y, para Bancomer Servicios, estos índices se estiman en 158.2% y 158.2%, respectivamente.

Negocio Bancario: Capitalización Millones de Pesos	Diciembre 2002		Septiembre 2002		Diciembre 2001	
Capital básico		32,584		32,497		30,684
Capital complementario		6,674		6,617		8,765
Capital Neto		**39,258**		**39,114**		**39,449**
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo						
Capital básico	16.80%	13.03%	16.92%	12.80%	14.45%	12.18%
Capital complementario	3.44%	2.67%	3.45%	2.61%	4.13%	3.48%
Capital Neto	**20.24%**	**15.70%**	**20.37%**	**15.41%**	**18.58%**	**15.66%**
Activos en Riesgo	193,962	250,095	192,015	253,872	212,305	251,974

Negocios No Bancarios

Durante 2002, los negocios no bancarios confirmaron su importante contribución a los resultados del Grupo, al aportar 19.6% de la utilidad neta de GFBB.

Afore Bancomer

Afore Bancomer registró utilidad neta en 2002 de Ps. 909 millones, 1.2% superior a la de 2001. El capital contable al cierre de diciembre de 2002 alcanzó Ps. 1,910 millones.

Siefore Bancomer contaba con activos en administración por Ps. 68,284 millones al 30 de noviembre de 2002, lo que implica un crecimiento de 23.6% comparado con el año anterior, que equivale a un 21.7% de participación de mercado. Al cierre de diciembre de 2002, Afore Bancomer alcanzó 4.4 millones de afiliados, que representan el 14.8% del sistema.

Seguros Bancomer

Seguros Bancomer registró utilidad neta de Ps. 285 millones en 2002. El capital contable a diciembre de 2002 fue de Ps. 961 millones. De manera acumulada a diciembre de 2002, el total de primas emitidas a través de la red bancaria ascendió a Ps. 1,954 millones, un incremento de 17.9% comparado con el mismo período del año anterior. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas emitidas de 39.3% a septiembre de 2002.

Pensiones Bancomer

Pensiones Bancomer reportó utilidad neta de Ps. 183 millones en 2002, 35.2% mayor a la de 2001. El capital contable a diciembre de 2002 fue de Ps. 507 millones. La compañía tiene Ps. 10,304 millones en monto constitutivo acumulado desde su origen hasta el mes de diciembre de 2002, equivalente a una participación de mercado de 20.5%.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta de Ps. 76 millones en 2002, 39.6% menor a la del año anterior reflejando la separación de la administración de fondos de inversión a Bancomer Gestión. El capital contable a diciembre de 2002 alcanzó Ps. 861 millones.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 61 millones en 2002. El número de transacciones de Bancomer Transfer Services, ascendió a 12.7 millones en 2002, 31.5% más que en 2001, mientras que los fondos transferidos en el año alcanzaron USD 4,811 millones, 35.9% más que en 2001.

Bancomer Gestión

Bancomer Gestión reportó una utilidad de Ps. 89 millones en 2002 y cuenta con activos en administración por Ps. 65,571 millones y el primer lugar en fondos de inversión de renta fija con 23.8% de participación de mercado a diciembre de 2002.

Apéndice

La tenencia accionaria de GFBB en sus subsidiarias se detalla en la siguiente tabla:

	4T 2002	3T 2002	4T 2001
Bancomer	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	0.00%
Factoraje Probursa (1)	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de diciembre de 2002. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario de la UDI:

	4T 2002	3T 2002	4T 2001
Fin de periodo	3.2258	3.1667	3.0553
Factor de ajuste inflacionario	1.0000	1.0187	1.0558

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio:

	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
Fin de periodo	10.4393	9.1695	10.4393	10.2299	9.1695
Promedio	9.7455	9.3274	10.2470	9.9756	9.2306

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como totales en ciertas tablas no sean una suma aritmética de las cifras que les precedan.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

De acuerdo con lo establecido en las disposiciones transitorias de la Circular 1488 de la CNBV, durante 2002 se considera como cartera vencida el saldo insoluto de la cartera hipotecaria que presente incumplimientos con antigüedad mayor a 150 días. A partir del 1 de enero de 2003, este plazo se reduce a 90 días. Al 31 de diciembre de 2002, los créditos registrados con cuatro y cinco periodos de impago totalizaban aproximadamente Ps. 940 millones. Es importante destacar que lo anterior no afecta la calidad de los activos, al ser únicamente un cambio en el registro contable de los mismos.

GFBB calcula el ROAE restando del capital contable las utilidades del ejercicio.

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	Dic 2002	Sep 2002	Jun 2002	Mar 2002	Dic 2001
ACTIVO					
Disponibilidades	**71,327**	**54,876**	**65,309**	**55,687**	**68,119**
Inversiones en valores	**63,554**	**78,433**	**74,339**	**71,801**	**68,096**
Títulos para negociar	37,723	51,955	47,175	44,565	37,780
Títulos disponibles para la venta	4,790	4,922	5,393	5,639	8,410
Títulos conservados a vencimiento	21,041	21,556	21,771	21,597	21,906
Operaciones con valores y derivados	**214**	**82**	**23**	**433**	**139**
Saldos deudores en operaciones de reporto	174	41	8	45	41
Operaciones con instrumentos derivados	40	41	15	388	98
Cartera de crédito vigente					
Créditos comerciales	67,315	66,957	67,554	64,387	68,516
Créditos al consumo	20,177	19,326	17,386	15,906	15,275
Créditos a la vivienda	39,930	41,312	42,593	43,974	45,417
Créditos a entidades gubernamentales	31,210	29,538	27,781	32,615	32,530
Créditos al Fobaproa o al IPAB	77,886	78,809	89,487	90,259	90,539
Total Cartera de crédito vigente	**236,518**	**235,942**	**244,801**	**247,141**	**252,277**
Cartera de crédito vencida					
Créditos comerciales	4,692	5,068	5,083	5,354	5,948
Créditos al consumo	1,072	971	1,017	959	948
Créditos a la vivienda	5,189	5,759	6,133	6,236	6,486
Total Cartera de crédito vencida	**10,953**	**11,798**	**12,233**	**12,549**	**13,382**
Total Cartera de crédito (bruta)	**247,471**	**247,740**	**257,034**	**259,690**	**265,659**
Estimación preventiva para riesgos crediticios	(12,352)	(12,797)	(13,163)	(14,066)	(14,977)
Total Cartera de crédito (neta)	**235,119**	**234,943**	**243,871**	**245,624**	**250,682**
Otras cuentas por cobrar (neto)	6,034	14,306	8,606	5,621	5,420
Inmuebles, mobiliario y equipo (neto)	14,995	15,111	15,519	15,897	16,146
Bienes adjudicados	3,257	3,298	3,413	3,748	4,044
Inversiones permanentes en acciones	3,135	3,215	3,234	3,185	3,498
Impuestos diferidos (neto)	23,995	24,627	25,139	25,768	26,425
Otros activos	**6,371**	**6,249**	**6,416**	**6,653**	**6,717**
Crédito mercantil	4,918	4,987	5,056	5,125	5,195
Otros activos, cargos diferidos e intangibles	1,453	1,262	1,360	1,528	1,522
TOTAL ACTIVO	**428,001**	**435,140**	**445,869**	**434,417**	**449,286**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	Dic 2002	Sep 2002	Jun 2002	Mar 2002	Dic 2001
PASIVO					
Captación	**316,142**	**323,595**	**326,696**	**314,220**	**341,229**
Depósitos de exigibilidad inmediata	150,100	139,774	140,544	129,191	139,564
Depósitos a plazo	166,042	183,821	186,152	184,505	201,134
Bonos bancarios	0	0	0	524	531
Préstamos interbancarios y de otros organismos	**41,249**	**40,956**	**49,047**	**49,337**	**40,755**
De exigibilidad inmediata	2,104	0	3	5,832	3,246
De corto plazo	19,799	22,896	30,278	23,947	16,464
De largo plazo	19,346	18,060	18,766	19,558	21,045
Operaciones con valores y derivados	**1,147**	**2,932**	**3,418**	**1,102**	**319**
Saldos acreedores en operaciones de reporto	220	105	119	69	0
Valores a entregar en operaciones de préstamo	0	1,850	2,337	491	0
Operaciones con instrumentos derivados	927	977	962	542	319
Otras cuentas por pagar	**6,853**	**6,520**	**6,165**	**11,766**	**8,888**
ISR y PTU por pagar	587	486	300	301	503
Acreedores diversos y otras cuentas por pagar	6,266	6,034	5,865	11,465	8,385
Obligaciones subordinadas en circulación	**5,234**	**5,427**	**6,617**	**6,545**	**7,930**
Créditos diferidos	**41**	**42**	**38**	**49**	**56**
Exceso del valor en libros sobre el costo de las acciones	0	0	0	0	0
Otros créditos diferidos	41	42	38	49	56
TOTAL PASIVO	**370,666**	**379,472**	**391,981**	**383,019**	**399,177**
CAPITAL CONTABLE					
Capital contribuido	**67,283**	**67,283**	**67,283**	**66,987**	**66,987**
Capital social	2,872	2,872	2,872	2,866	2,866
Prima en suscripción de acciones	64,411	64,411	64,411	64,121	64,121
Obligaciones subordinadas de conversión obligatoria	0	0	0	0	0
Capital ganado	**(15,645)**	**(17,273)**	**(18,892)**	**(20,629)**	**(22,206)**
Reservas de capital	7,548	7,548	7,548	7,547	7,547
Resultado por conversión de operaciones extranjeras	29	24	15	(10)	(6)
Resultado de ejercicios anteriores	(5,117)	(4,898)	(4,888)	(4,863)	(11,365)
Resultado por valuación de títulos disponibles para la venta	(2,140)	(2,149)	(1,998)	(2,189)	(2,166)
Exceso o insuficiencia en la actualización del capital contable	(21,717)	(21,717)	(21,717)	(21,717)	(21,716)
Resultado por tenencia de activos no monetarios	(909)	(940)	(968)	(1,056)	(931)
Por valuación de inversiones permanentes en acciones	(909)	(940)	(968)	(1,056)	(931)
Resultado neto	6,661	4,859	3,116	1,659	6,431
Capital contable mayoritario	**51,638**	**50,010**	**48,391**	**46,358**	**44,781**
Interés minoritario de subsidiarias	**477**	**448**	**365**	**331**	**487**
Interés minoritario de notas de capital	**5,220**	**5,210**	**5,132**	**4,709**	**4,841**
TOTAL CAPITAL CONTABLE	**57,335**	**55,668**	**53,888**	**51,398**	**50,109**
TOTAL PASIVO Y CAPITAL CONTABLE	**428,001**	**435,140**	**445,869**	**434,417**	**449,286**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos

OPERACIONES POR CUENTA DE TERCEROS	
Clientes cuentas corrientes	
Bancos de clientes	3
Liquidación de operaciones de clientes	3,195
	3,198
Valores de clientes	
Valores de clientes recibidos en custodia	173,303
Valores y documentos recibidos en garantía	32
Valores de clientes en el extranjero	0
	173,335
Operaciones por cuenta de clientes	
Operaciones de reporto de clientes	5,239
Títulos dados en préstamo (prestamista)	2
Operaciones de compra (precio de la opción)	3
	5,244
Operaciones de banca de inversión por cuenta de terceros (neto)	14,335
	14,335
TOTAL POR CUENTA DE TERCEROS	**196,112**
Capital social histórico pagado	1,020

OPERACIONES POR CUENTA PROPIA	
Cuentas de riesgo propias	
Avales otorgados	89
Aperturas de créditos irrevocables	10,675
Bienes en fideicomiso o mandato	368,405
Bienes en custodia o administración	41,022
Otras obligaciones contingentes	2,531
Montos comprometidos en operaciones con FOBAPROA o IPAB	35,575
Valores de la sociedad entregados en custodia	557
Valores gub. de la sociedad entregados en custodia	2
Valores de la sociedad entregados en garantía	3
Otras cuentas de registro	0
	458,859
Operaciones de reporto	
Títulos a recibir por reporto	146,566
(Menos) Acreedores por reporto	146,651
	(85)
Deudores por reporto	47,303
(Menos) Títulos a entregar por reporto	47,263
	40
TOTAL POR CUENTA PROPIA	**458,814**
Acciones entregadas en custodia (unidades)	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	2T 2002	1T 2002	4T 2001
Ingreso por intereses	48,881	61,834	13,175	12,140	11,434	12,132	12,233
Gasto por intereses	(30,464)	(41,149)	(8,277)	(7,387)	(6,993)	(7,807)	(7,011)
Margen financiero antes de Repomo	**18,417**	**20,685**	**4,898**	**4,753**	**4,441**	**4,325**	**5,222**
Resultado por posición monetaria neto (m. fin.)	866	1,430	236	173	238	219	387
Margen financiero	**19,283**	**22,115**	**5,134**	**4,926**	**4,679**	**4,544**	**5,609**
Estimación preventiva para riesgos crediticios	(2,697)	(2,618)	(775)	(683)	(591)	(648)	(1,377)
Margen financiero ajustado	**16,586**	**19,497**	**4,359**	**4,243**	**4,088**	**3,896**	**4,232**
Ingreso no financiero	**13,211**	**12,890**	**3,212**	**3,186**	**3,131**	**3,682**	**3,360**
Comisiones y tarifas cobradas	13,897	12,407	3,503	3,741	3,326	3,327	3,169
Comisiones y tarifas pagadas	(1,760)	(1,671)	(434)	(486)	(422)	(418)	(505)
Resultado por intermediación	1,074	2,154	143	(69)	227	773	696
Ingresos totales de la operación	**29,797**	**32,387**	**7,571**	**7,429**	**7,219**	**7,578**	**7,592**
Gastos de administración y promoción	(18,521)	(21,089)	(4,619)	(4,568)	(4,621)	(4,713)	(5,121)
Resultado de la operación	**11,276**	**11,298**	**2,952**	**2,861**	**2,598**	**2,865**	**2,471**
Otros productos (gastos) (neto)	**(1,079)**	**(997)**	**(259)**	**(163)**	**(357)**	**(300)**	**48**
Otros productos (gastos) (neto)	(225)	(300)	(4)	(32)	(73)	(116)	340
Utilidad (pérdida) monetaria	(854)	(697)	(255)	(131)	(284)	(184)	(292)
Resultado antes de ISR y PTU	**10,197**	**10,301**	**2,693**	**2,698**	**2,241**	**2,565**	**2,519**
ISR y PTU causados	(596)	(686)	(82)	(209)	(112)	(193)	(26)
ISR y PTU diferidos	(2,515)	(2,829)	(769)	(607)	(518)	(621)	(724)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**7,086**	**6,786**	**1,842**	**1,882**	**1,611**	**1,751**	**1,769**
Participación en el result. de subs., asoc. Y afil.	(198)	35	(6)	(57)	(120)	(15)	(74)
Resultado por operaciones continuas	**6,888**	**6,821**	**1,836**	**1,825**	**1,491**	**1,736**	**1,695**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	0	(166)	0	0	0	0	(166)
Interés minoritario	(227)	(224)	(34)	(82)	(34)	(77)	(32)
Utilidad neta	**6,661**	**6,431**	**1,802**	**1,743**	**1,457**	**1,659**	**1,497**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(120)
Valuación	(254)
Impuesto diferido	160
Efecto total neto	(214)

Capital Contable	Monto
Resultado por posición monetaria	120
Valuación	254
Impuesto diferido	(89)
Resultados	(214)
Efecto total neto	71

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de diciembre de 2002

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	2T 2002	1T 2002	4T 2001
Ingreso por intereses	48,881	61,834	13,175	12,140	11,434	12,132	12,233
Gasto por intereses	(30,464)	(41,149)	(8,277)	(7,387)	(6,993)	(7,807)	(7,011)
Margen financiero antes de Repomo	**18,417**	**20,685**	**4,898**	**4,753**	**4,441**	**4,325**	**5,222**
Resultado por posición monetaria neto (m. fin.)	866	1,430	236	173	238	219	387
Margen financiero	**19,283**	**22,115**	**5,134**	**4,926**	**4,679**	**4,544**	**5,609**
Estimación preventiva para riesgos crediticios	(2,697)	(2,618)	(775)	(683)	(591)	(648)	(1,377)
Margen financiero ajustado	**16,586**	**19,497**	**4,359**	**4,243**	**4,088**	**3,896**	**4,232**
Ingreso no financiero	**13,465**	**12,890**	**3,212**	**3,186**	**3,385**	**3,682**	**3,360**
Comisiones y tarifas cobradas	13,897	12,407	3,503	3,741	3,326	3,327	3,169
Comisiones y tarifas pagadas	(1,760)	(1,671)	(434)	(486)	(422)	(418)	(505)
Resultado por intermediación	1,328	2,154	143	(69)	481	773	696
Ingresos totales de la operación	**30,051**	**32,387**	**7,571**	**7,429**	**7,473**	**7,578**	**7,592**
Gastos de administración y promoción	(18,521)	(21,089)	(4,619)	(4,568)	(4,621)	(4,713)	(5,121)
Resultado de la operación	**11,530**	**11,298**	**2,952**	**2,861**	**2,852**	**2,865**	**2,471**
Otros productos (gastos) (neto)	**(959)**	**(997)**	**(259)**	**(163)**	**(237)**	**(300)**	**48**
Otros productos (gastos) (neto)	(225)	(300)	(4)	(32)	(73)	(116)	340
Utilidad (pérdida) monetaria	(734)	(697)	(255)	(131)	(164)	(184)	(292)
Resultado antes de ISR y PTU	**10,571**	**10,301**	**2,693**	**2,698**	**2,615**	**2,565**	**2,519**
ISR y PTU causados	(596)	(686)	(82)	(209)	(112)	(193)	(26)
ISR y PTU diferidos	(2,675)	(2,829)	(769)	(607)	(678)	(621)	(724)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**7,300**	**6,786**	**1,842**	**1,882**	**1,825**	**1,751**	**1,769**
Participación en el result. de subs., asoc. Y afil.	(198)	35	(6)	(57)	(120)	(15)	(74)
Resultado por operaciones continuas	**7,102**	**6,821**	**1,836**	**1,825**	**1,705**	**1,736**	**1,695**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	(214)	(166)	0	0	(214)	0	(166)
Interés minoritario	(227)	(224)	(34)	(82)	(34)	(77)	(32)
Utilidad neta	**6,661**	**6,431**	**1,802**	**1,743**	**1,457**	**1,659**	**1,497**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	
Actividades de Operación	
Utilidad neta antes de interés minoritario	6,888
Partidas aplicadas a result. que no generaron o req. utilizar recursos	
Resultados por valuación a mercado	746
Estimación preventiva para riesgos crediticios	2,697
Depreciación y amortización	1,606
Impuestos diferidos	2,515
Provisiones para obligaciones diversas	(862)
Participación en el resultado de afiliadas no consolidadas	198
	13,788
Aumento o disminución de partidas relacionadas con la operación:	
Captación (ventanilla y mesa de dinero)	(25,088)
Cartera crediticia (neta)	12,547
Operaciones de tesorería (inversiones en valores y oprs. con valores)	4,572
Operaciones con instrumentos derivados con fines de negociación	6
Préstamos interbancarios y de otros organismos	494
Recursos generados (o utilizados) por la operación	**6,319**
Actividades de financiamiento	
Obligaciones subordinadas en circulación no convertibles en capital	(2,697)
Obligaciones subordinadas en circulación de conversión forzosa en capital	-
Conversión de obligaciones subordinadas de capital	-
Pago de dividendos en efectivo de Afore Bancomer (cap. minoritario)	(233)
Capital Contable	306
Interés minoritario de notas de capital BBVA Bancomer, S.A.	379
Recursos generados (o utilizados) en actividades de financiamiento	**(2,245)**
Actividades de inversión	
Activo fijo	(290)
Inversiones permanentes en acciones	530
Bienes adjudicados	787
Otros activos, otros pasivos, cargos y créditos diferidos (neto)	(1,893)
Recursos generados (o utilizados) en actividades de inversión	**(866)**
Aumento (o disminución) de efectivo y equivalentes	**3,208**
Efectivo y equivalentes al principio del periodo	**68,119**
Efectivo y equivalentes al final del periodo	**71,327**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002
Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	Capital Contable Mayoritario									Interés Min. de Subs.	Interés Min. Notas de Capital	Total Capital Contable
	Capital Contribuido		Capital Ganado									
	Capital Social	Prima en Venta de Acciones	Reservas de Capital	Result. de Ejercicios Ant.	Result. por Val. de Títulos	Result. por Conversión Ops. Ext.	Insuf. Act. Capital Contable	Res. por Ten. Act. no Monet.	Result. Neto			
Saldos a Dic. 31 '01 Act. a Pesos de Dic. '02	2,866	64,121	7,547	(11,365)	(2,166)	(6)	(21,716)	(931)	6,431	487	4,841	**50,109**
Mov. inherentes a las dec. de los accionistas												
Capital mayoritario:												
Traspaso del resultado del ejercicio 2001				6,431					(6,431)			-
Aplicación del resultado del ejercicio 2001												
Reserva legal			1	(1)								-
Reserva para recompra de acciones												
Recompra de acciones propias												
Suscripción de acciones												
Conversión de Obligaciones Subordinadas	6	290										**296**
Capital minoritario:												
Pago de dividendos de Afore Bancomer										(233)		**(233)**
Total	6	290	1	6,430	-	-	-	-	(6,431)	(233)	-	63
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									6,661	227		**6,888**
Erosión monetaria de Notas de Capital											379	**379**
Resultado por tenencia de activos no monetarios								22		(4)		**18**
Result. por valuación de títulos Disp. para la venta					26							**26**
Resultado por conversión de subs. extranjeras				(34)		35	(1)					-
Ajuste a ejercicios anteriores de subsidiarias				(148)								**(148)**
Total	-	-	-	(182)	26	35	(1)	22	6,661	223	379	7,163
Saldos al 31 de diciembre de 2002	**2,872**	**64,411**	**7,548**	**(5,117)**	**(2,140)**	**29**	**(21,717)**	**(909)**	**6,661**	**477**	**5,220**	**57,335**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL
Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	Dic 2002	Sep 2002	Jun 2002	Mar 2002	Dic 2001
ACTIVO					
Disponibilidades	**71,280**	**54,774**	**65,219**	**55,617**	**68,055**
Inversiones en valores	**63,359**	**77,878**	**73,819**	**71,544**	**67,996**
Títulos para negociar	37,528	51,400	46,655	44,308	37,680
Títulos disponibles para la venta	4,790	4,922	5,393	5,639	8,410
Títulos conservados a vencimiento	21,041	21,556	21,771	21,597	21,906
Operaciones con valores y derivados	**214**	**82**	**17**	**428**	**139**
Saldos deudores en operaciones de reportos	174	41	2	40	41
Operaciones con instrumentos financieros derivados	35	40	13	360	98
Valores no asignados por liquidar	5	1	2	28	0
Cartera de crédito vigente					
Créditos comerciales	67,315	66,957	67,554	64,387	68,516
Créditos al consumo	20,177	19,326	17,386	15,906	15,275
Créditos a la vivienda	39,930	41,312	42,593	43,974	45,417
Créditos a entidades gubernamentales	31,210	29,538	27,781	32,615	32,530
Créditos al Fobaproa o al IPAB	77,886	78,809	89,487	90,259	90,539
Total Cartera de crédito vigente	**236,518**	**235,942**	**244,801**	**247,141**	**252,277**
Cartera de crédito vencida					
Créditos comerciales	4,692	5,068	5,083	5,354	5,948
Créditos al consumo	1,072	971	1,017	959	948
Créditos a la vivienda	5,189	5,759	6,133	6,236	6,486
Total Cartera de crédito vencida	**10,953**	**11,798**	**12,233**	**12,549**	**13,382**
Total Cartera de crédito (bruta)	**247,471**	**247,740**	**257,034**	**259,690**	**265,659**
Estimación preventiva para riesgos crediticios	(12,352)	(12,797)	(13,163)	(14,066)	(14,977)
Total Cartera de crédito (neta)	**235,119**	**234,943**	**243,871**	**245,624**	**250,682**
Otras cuentas por cobrar (neto)	5,868	14,185	8,474	5,544	5,318
Inmuebles, mobiliario y equipo (neto)	14,984	15,101	15,501	15,879	16,125
Bienes adjudicados	3,257	3,297	3,413	3,748	4,044
Inversiones permanentes en acciones	1,716	1,896	2,046	2,049	2,244
Impuestos diferidos (neto)	23,769	24,403	24,916	25,540	26,183
Otros activos	**3,068**	**2,909**	**3,029**	**3,171**	**3,190**
Otros activos, cargos diferidos e intangibles	1,444	1,262	1,360	1,692	1,475
Crédito mercantil	1,624	1,647	1,669	1,479	1,715
TOTAL ACTIVO	**422,634**	**429,468**	**440,305**	**429,144**	**443,976**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)
Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	Dic 2002	Sep 2002	Jun 2002	Mar 2002	Dic 2001
PASIVO					
Captación	**317,756**	**324,781**	**327,917**	**315,633**	**342,514**
Depósitos de exigibilidad inmediata	150,108	139,782	140,550	129,259	140,035
Depósitos a plazo	167,648	184,999	187,367	185,851	201,948
Bonos bancarios	0	0	0	523	531
Préstamos interbancarios y de otros organismos	**41,249**	**40,956**	**49,047**	**49,337**	**40,755**
De exigibilidad inmediata	2,104	0	3	5,832	3,246
De corto plazo	19,799	22,896	30,278	23,947	16,464
De largo plazo	19,346	18,060	18,766	19,558	21,045
Operaciones con valores y derivados	**1,147**	**2,932**	**3,410**	**1,096**	**319**
Saldos acreedores en operaciones de reporto	220	105	111	63	0
Valores a entregar en operaciones de préstamo	0	1,850	2,337	491	0
Operaciones con instrumentos derivados	923	977	961	506	319
Valores no asignados por liquidar	4	0	1	36	0
Otras cuentas por pagar	**6,620**	**6,337**	**5,961**	**11,573**	**8,695**
ISR y PTU por pagar	532	478	290	283	494
Acreedores diversos y otras cuentas por pagar	6,087	5,859	5,671	11,290	8,201
Obligaciones subordinadas en circulación	**5,234**	**5,427**	**6,617**	**6,545**	**7,930**
Créditos diferidos	**41**	**42**	**38**	**49**	**56**
TOTAL PASIVO	**372,046**	**380,475**	**392,990**	**384,233**	**400,269**
CAPITAL CONTABLE					
Capital contribuido	**32,087**	**32,087**	**32,086**	**31,792**	**31,791**
Capital social	14,684	14,684	14,684	14,652	14,651
Prima en suscripción de acciones	17,403	17,403	17,402	17,140	17,140
Capital ganado	**12,804**	**11,251**	**9,736**	**8,083**	**6,592**
Reservas de capital	8,310	8,308	7,795	7,795	7,795
Resultado de ejercicios anteriores	4,315	4,535	5,051	5,053	(923)
Resultado por valuación de títulos disponibles para la venta	(2,080)	(2,098)	(1,956)	(2,149)	(2,116)
Resultado por conversión de operaciones extranjeras	29	24	14	(10)	(6)
Exceso o insuficiencia en la actualización del capital contable	(3,536)	(3,539)	(3,545)	(3,561)	(3,558)
Resultado por tenencia de activos no monetarios	(539)	(563)	(575)	(620)	(576)
Resultado neto	6,305	4,584	2,952	1,575	5,976
Capital contable mayoritario	**44,891**	**43,338**	**41,822**	**39,875**	**38,383**
Interés minoritario de Subsidiarias	**477**	**445**	**361**	**327**	**483**
Interés minoritario de Notas de Capital	**5,220**	**5,210**	**5,132**	**4,709**	**4,841**
TOTAL CAPITAL CONTABLE	**50,588**	**48,993**	**47,315**	**44,911**	**43,707**
TOTAL PASIVO Y CAPITAL CONTABLE	**422,634**	**429,468**	**440,305**	**429,144**	**443,976**

NEGOCIO BANCARIO CON SUBSIDIARIAS

BALANCE GENERAL (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	
Avales otorgados	90
Aperturas de créditos irrevocables	10,675
Bienes en fideicomiso o mandato	368,405
Bienes en custodia o administración	41,022
Otras obligaciones contingentes	2,531
Montos comprometidos en operaciones con FOBAPROA o IPAB	35,575
Operaciones de banca de inversión por cuenta de terceros (neto)	14,335
	472,633
Títulos a recibir por reporto	146,566
(Menos) Acreedores por reporto	146,651
	(85)
Deudores por reporto	47,303
(Menos) Títulos a entregar por reporto	47,263
	40

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	Bancomer	Bancomer Servicios
ACTIVO		
Disponibilidades	**71,280**	**123**
Inversiones en valores	**60,951**	**2,408**
Títulos para negociar	35,287	2,241
Títulos disponibles para la venta	4,623	167
Títulos conservados a vencimiento	21,041	0
Operaciones con valores y derivados	**243**	**2**
Saldos deudores en operaciones de reportos	203	2
Operaciones con instrumentos derivados	35	0
Valores no asignados por liquidar	5	0
Cartera de crédito vigente		
Créditos comerciales	67,315	0
Créditos al consumo	20,177	0
Créditos a la vivienda	39,930	0
Créditos a entidades gubernamentales	31,210	0
Créditos al Fobaproa o al IPAB	77,886	0
Total Cartera de crédito vigente	**236,518**	**0**
Cartera de crédito vencida		
Créditos comerciales	4,692	0
Créditos al consumo	1,072	0
Créditos a la vivienda	5,189	0
Total Cartera de crédito vencida	**10,953**	**0**
Total Cartera de crédito (bruta)	**247,471**	**0**
Estimación preventiva para riesgos crediticios	(12,352)	0
Total Cartera de crédito (neta)	**235,119**	**0**
Otras cuentas por cobrar (neto)	5,764	188
Inmuebles, mobiliario y equipo (neto)	14,935	49
Bienes adjudicados	2,999	258
Inversiones permanentes en acciones	1,606	110
Impuestos diferidos (neto)	21,193	2,576
Otros activos	**3,068**	**0**
Otros activos, cargos diferidos e intangibles	1,444	0
Crédito mercantil	1,624	0
TOTAL ACTIVO	**417,158**	**5,714**
PASIVO		
Captación	**317,879**	**0**
Depósitos de exigibilidad inmediata	150,231	0
Depósitos a plazo	167,648	0
Préstamos interbancarios y de otros organismos	**41,249**	**0**
De exigibilidad inmediata	2,104	0
De corto plazo	19,799	0
De largo plazo	19,346	0
Operaciones con valores y derivados	**1,145**	**33**
Saldos acreedores en operaciones de reporto	218	33
Operaciones con instrumentos derivados	923	0
Valores no asignados por liquidar	4	0
Otras cuentas por pagar	**6,565**	**138**
ISR y PTU por pagar	532	0
Acreedores diversos y otras cuentas por pagar	6,033	138
Obligaciones subordinadas en circulación	**5,234**	**0**
Créditos diferidos	**32**	**9**
TOTAL PASIVO	**372,104**	**180**
CAPITAL CONTABLE		
Capital contribuido	**25,666**	**6,421**
Capital social	8,578	6,106
Prima en suscripción de acciones	17,088	315
Capital ganado	**13,691**	**(887)**
Reservas de capital	7,808	502
Resultado de ejercicios anteriores	6,024	(1,709)
Resultado por valuación de títulos disponibles para la venta	(2,065)	(15)
Resultado por conversión de operaciones extranjeras	29	0
Exceso o insuficiencia en la actualización del capital contable	(3,067)	(469)
Resultado por tenencia de activos no monetarios	(438)	(101)
Resultado neto	5,400	905
Capital contable mayoritario	**39,357**	**5,534**
Interés minoritario de subsidiarias	**477**	**0**
Interés minoritario de notas de capital	**5,220**	**0**
TOTAL CAPITAL CONTABLE	**45,054**	**5,534**
TOTAL PASIVO Y CAPITAL CONTABLE	**417,158**	**5,714**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de diciembre de 2002

Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	2T 2002	1T 2002	4T 2001
Ingreso por intereses	48,872	61,604	13,172	12,140	11,430	12,130	12,187
Gasto por intereses	(30,551)	(41,215)	(8,300)	(7,409)	(7,014)	(7,828)	(7,029)
Margen financiero neto antes de Repomo	**18,321**	**20,389**	**4,872**	**4,731**	**4,416**	**4,302**	**5,158**
Resultado por posición monetaria neto (m. fin.)	955	1,466	267	193	262	233	401
Margen financiero	**19,276**	**21,855**	**5,139**	**4,924**	**4,678**	**4,535**	**5,559**
Estimación preventiva para riesgos crediticios	(2,697)	(2,605)	(775)	(683)	(591)	(648)	(1,372)
Margen financiero ajustado	**16,579**	**19,250**	**4,364**	**4,241**	**4,087**	**3,887**	**4,187**
Ingreso no financiero	**12,630**	**12,430**	**3,073**	**3,052**	**2,988**	**3,517**	**3,252**
Comisiones y tarifas cobradas	13,446	11,997	3,404	3,631	3,205	3,206	3,074
Comisiones y tarifas pagadas	(1,795)	(1,661)	(442)	(494)	(433)	(426)	(500)
Resultado por intermediación	979	2,094	111	(85)	216	737	678
Ingresos totales de la operación	**29,209**	**31,680**	**7,437**	**7,293**	**7,075**	**7,404**	**7,439**
Gastos de administración y promoción	(18,155)	(20,424)	(4,508)	(4,495)	(4,530)	(4,622)	(4,958)
Resultado de la operación	**11,054**	**11,256**	**2,929**	**2,798**	**2,545**	**2,782**	**2,481**
Otros productos (gastos) (neto)	**(1,087)**	**(1,180)**	**(265)**	**(153)**	**(368)**	**(301)**	**(26)**
Otros productos(gastos) neto	(234)	(482)	(11)	(22)	(85)	(116)	266
Resultado por posición monetaria neto (otros)	(853)	(698)	(254)	(131)	(283)	(185)	(292)
Resultado antes de ISR y PTU	**9,967**	**10,076**	**2,664**	**2,645**	**2,177**	**2,481**	**2,455**
ISR y PTU causados	(534)	(620)	(81)	(197)	(89)	(167)	(13)
ISR y PTU diferidos	(2,507)	(2,811)	(761)	(606)	(519)	(621)	(700)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**6,926**	**6,645**	**1,822**	**1,842**	**1,569**	**1,693**	**1,742**
Participación en el result. de subsidiarias y asociadas	(394)	(65)	(69)	(126)	(158)	(41)	(62)
Resultado por operaciones continuas	**6,532**	**6,580**	**1,753**	**1,716**	**1,411**	**1,652**	**1,680**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	0	(379)	0	0	0	0	(379)
Utilidad neta antes de interés minoritario	**6,532**	**6,201**	**1,753**	**1,716**	**1,411**	**1,652**	**1,301**
Interés minoritario	(227)	(225)	(32)	(84)	(34)	(77)	(38)
Utilidad neta	**6,305**	**5,976**	**1,721**	**1,632**	**1,377**	**1,575**	**1,263**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(120)
Valuación	(254)
Impuesto diferido	160
Efecto total neto	(214)

Capital Contable	Monto
Resultado por posición monetaria	120
Valuación	254
Impuesto diferido	(89)
Resultados	(214)
Efecto total neto	71

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados del Negocio Bancario y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de diciembre de 2002

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	2T 2002	1T 2002	4T 2001
Ingreso por Intereses	48,872	61,604	13,172	12,140	11,430	12,130	12,187
Gasto por intereses	(30,551)	(41,215)	(8,300)	(7,409)	(7,014)	(7,828)	(7,029)
Margen financiero neto antes de Repomo	**18,321**	**20,389**	**4,872**	**4,731**	**4,416**	**4,302**	**5,158**
Resultado por posición monetaria neto (m. fin.)	955	1,466	267	193	262	233	401
Margen financiero	**19,276**	**21,855**	**5,139**	**4,924**	**4,678**	**4,535**	**5,559**
Estimación preventiva para riesgos crediticios	(2,697)	(2,605)	(775)	(683)	(591)	(648)	(1,372)
Margen financiero ajustado	**16,579**	**19,250**	**4,364**	**4,241**	**4,087**	**3,887**	**4,187**
Ingreso no financiero	**12,884**	**12,430**	**3,073**	**3,052**	**3,242**	**3,517**	**3,252**
Comisiones y tarifas cobradas	13,446	11,997	3,404	3,631	3,205	3,206	3,074
Comisiones y tarifas pagadas	(1,795)	(1,661)	(442)	(494)	(433)	(426)	(500)
Resultado por intermediación	1,233	2,094	111	(85)	470	737	678
Ingresos totales de la operación	**29,463**	**31,680**	**7,437**	**7,293**	**7,329**	**7,404**	**7,439**
Gastos de administración y promoción	(18,155)	(20,424)	(4,508)	(4,495)	(4,530)	(4,622)	(4,958)
Resultado de la operación	**11,308**	**11,256**	**2,929**	**2,798**	**2,799**	**2,782**	**2,481**
Otros productos (gastos) (neto)	**(967)**	**(1,180)**	**(265)**	**(153)**	**(248)**	**(301)**	**(26)**
Otros productos	(234)	(482)	(11)	(22)	(85)	(116)	266
Resultado por posición monetaria neto (otros)	(733)	(698)	(254)	(131)	(163)	(185)	(292)
Resultado antes de ISR y PTU	**10,341**	**10,076**	**2,664**	**2,645**	**2,551**	**2,481**	**2,455**
ISR y PTU causados	(534)	(620)	(81)	(197)	(89)	(167)	(13)
ISR y PTU diferidos	(2,667)	(2,811)	(761)	(606)	(679)	(621)	(700)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**7,140**	**6,645**	**1,822**	**1,842**	**1,783**	**1,693**	**1,742**
Participación en el result. de subs., asoc. y afil.	(394)	(65)	(69)	(126)	(158)	(41)	(62)
Resultado por operaciones continuas	**6,746**	**6,580**	**1,753**	**1,716**	**1,625**	**1,652**	**1,680**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	(214)	(379)	0	0	(214)	0	(379)
Utilidad neta antes de interés minoritario	**6,532**	**6,201**	**1,753**	**1,716**	**1,411**	**1,652**	**1,301**
Interés minoritario	(227)	(225)	(32)	(84)	(34)	(77)	(38)
Utilidad neta	**6,305**	**5,976**	**1,721**	**1,632**	**1,377**	**1,575**	**1,263**

1. Inversiones en Valores

Al 31 de diciembre de 2002, la cartera de inversiones en valores ascendió a Ps.63,359 millones:

Composición de Inversiones y Operaciones con Valores Millones de Pesos	Gubernamental	Bancario	Otros títulos de Deuda	Acciones	Total
Inversiones en Valores					
Títulos para negociar	2,902	30,541	4,079	6	37,528
Títulos disponibles para la venta	33	59	91	4,607	4,790
Títulos conservados a vencimiento	13,612	-	7,429	-	21,041
	16,547	**30,600**	**11,599**	**4,613**	**63,359**

2. Operaciones con Valores y Derivados

2.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Al 31 de diciembre de 2002, los saldos deudores y acreedores en operaciones de reportos eran los siguientes:

Operaciones de Reportos Millones de Pesos	Gubernamental	Bancario	Total
Títulos a recibir	134,776	11,790	146,566
Acreedores por reporto	134,856	11,795	146,651
Títulos a entregar	44,663	2,601	47,263
Deudores por reporto	44,702	2,601	47,303

2.2 Operaciones con Instrumentos Financieros Derivados

Al 31 de diciembre de 2002, los montos nocionales de contratos financieros derivados eran los siguientes:

Fines de Negociación

Subyacente	Futuros * Compra	Venta
USD	168	13
MXN	105	-
JY	-	66
M3	-	-
TIIE	105,047	169,030
Cetes	1,200	5,300
IPC	49	9

Subyacente	Contratos Adelantados Compra	Venta
USD *	38,258	47,471
Otras Divisas	-	-
Acciones	-	-
TIIE **	2,900	-
Libor **	-	-

	Opciones **			
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	405	365	1,572	119
ADRs	-	-	13	-
Futuros de Euros	1	-	1	-
Tasas de Interés	-	-	-	5,190

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
MXN	6,331	6,330
USD	12,872	6,880
UDI	315	6,218

Swaps de Tasa de Interés **	
MXN	160,808
USD	7,620
UDI	-

Swaps de Acciones	
Acciones	-

* Monto Contratado en Millones de Pesos

** Monto de Referencia en Millones de Pesos

Fines de Cobertura

Contratos Adelantados *		
Subyacente	Compra	Venta
USD	36,381	57,069
Acciones	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de Interés	-	99	-	-

Swaps de Divisas *		
Divisa	Por Recibir	A Entregar
USD	-	1,282
Otras Divisas	1,244	-

Swaps de Tasa de Interés **	
MXN	15,000
USD	4,176
UDI	193

* Monto Contratado en Millones de Pesos

** Monto de Referencia en Millones de Pesos

3. Valor en Riesgo

El VeR es una técnica estadística de medición de riesgo de mercado que busca determinar la máxima pérdida esperada de forma razonable, dentro de un horizonte de tiempo dado y bajo condiciones normales de mercado, por mantener posiciones abiertas en los mercados financieros. La medición de VeR se realiza mediante los siguientes pasos:

Definir el grado de sensibilidad en la valuación de las posiciones ante cambios en precios, tasas, tipos y/o índices. Es decir, determinar cuánto varía el valor de una posición o cartera al cambiar las variables o factores de riesgo que determinan su precio.

Estimar el cambio esperado "de forma razonable" para un horizonte de tiempo determinado de tales precios, tasas, tipos o índices. Es decir, estimar el cambio potencial de los factores de riesgo en el horizonte de tiempo dado respecto a su nivel actual. Esto se define como la volatilidad del factor de riesgo.

Incorporar el grado en que los factores de riesgo se pueden mover de forma conjunta al estimar la variabilidad de la cartera total ("correlación entre los factores de riesgo").

Revaluar el portafolio ante tales cambios conjuntos esperados de los factores de riesgo.

De ello, determinar la pérdida potencial máxima en términos de variación en valor de la cartera bajo análisis.

En resumen, VeR es un número que busca resumir el riesgo de mercado al que se encuentran expuestas las posiciones abiertas en valores, bajo cierto nivel de confianza.

En el caso particular de la Institución, el VeR se calcula bajo tres metodologías y se ha fijado bajo la visión de que no se perderá, en el horizonte de tiempo considerado, más de dicho VeR en el 99% de las veces. Las metodologías usadas son:

- VeR bajo el Modelo Paramétrico: permite identificar el VeR por factor de riesgo.

- VeR bajo Simulación Monte Carlo: permite reconocer riesgos complejos, como los que se pueden dar en posiciones en opciones y otros instrumentos derivados.
- VeR bajo Simulación Histórica: se utiliza la historia real por lo que no asume comportamientos en la distribución de las variaciones en los factores de riesgo.

3.1 Títulos para Negociar

El promedio del Valor en Riesgo trimestral ("VeR") del portafolio de títulos para negociar del Negocio Bancario, incluyendo bonos, acciones, operaciones de mercado de cambios, swaps de tasas de interés, forwards y futuros y otros derivados fuera y dentro de balance, se mide desde dos puntos de vista. El primero toma un período de tenencia de valores de 1 día y un 99% de nivel de confianza, mientras que el segundo toma un período de tenencia de valores de 10 días y un nivel de confianza del 99%. El VeR promedio durante el trimestre fue de Ps. 101 millones bajo la primer definición, lo que representa 0.2% del capital del Grupo, mientras que bajo la segunda definición el VeR promedio se ubicó en Ps. 315 millones, lo que representa 0.5% del capital del Grupo.

Negocio Bancario: Valor en Riesgo Millones de Pesos	**4T 2002**	**3T 2002**	**4T 2001**
VeR 1 día	101	128	58
VeR 10 días	315	386	178

Cifras VeR Paramétrico en pesos nominales de cada período.

Negocio Bancario: Valor en Riesgo Millones de Pesos	**VeR 1 día**	**VeR 10 días**
Renta fija	93	285
Renta variable	1	2
Cambios	13	43
Total	**101**	**315**

3.2 Títulos Disponibles para la Venta

Por su parte, el Valor en Riesgo trimestral del portafolio de títulos disponibles para la venta muestra el siguiente comportamiento:

Negocio Bancario: Valor en Riesgo Millones de Pesos	**4T 2002**	**3T 2002**	**4T 2001**
VeR 1 día	103	83	41
VeR 10 días	280	169	103

Cifras VeR Paramétrico en pesos nominales de cada período.

Negocio Bancario: Valor en Riesgo Millones de Pesos	**VeR 1 día**	**VeR 10 días**
Renta fija	3	7
Renta variable	103	282
Total	**103**	**280**

4. Intermediación

Ingresos por Intermediación Millones de Pesos	Resultados de los 12M02 por Valuación	Resultados de los 12M02 por Compra Venta	TOTAL
Inversiones en valores	**92**	**175**	**267**
Renta Variable	0	(59)	(59)
Renta Fija	92	234	326
Operaciones en reporto	**(104)**	**430**	**326**
Operaciones con instrumentos financieros derivados	**(662)**	**365**	**(297)**
TOTAL	**(674)**	**970**	**296**

5. Calificación de Cartera

Al cierre de diciembre de 2002, la calificación de cartera y las reservas asociadas por tipo de cartera eran las siguientes:

Negocio Bancario: Calificación de la Cartera de Créditos Millones de Pesos	Comercial		Vivienda		Consumo	
	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva
A (1)	220,273	765	31,026	254	19,135	97
B	10,803	1,854	6,275	519	1,057	106
C	2,724	1,222	4,014	1,250	238	107
D	252	195	3,976	2,783	405	302
E	2,311	2,222	37	161	517	515
Total	**236,363**	**6,258**	**45,328**	**4,967**	**21,352**	**1,127**

La calificación de la cartera comercial, hipotecaria y de consumo corresponden al mes de diciembre de 2002.

(1) Cartera comercial incluye cartera exceptuada por Ps. 152,891 millones que incluye saldo bruto de pagarés Fobaproa/IPAB

Con base en acuerdos entre la CNBV y las instituciones de crédito, se ha definido a la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 2,563 millones, lo que representa solamente 1.1% de la misma.

6. Capitalización

A diciembre de 2002, el índice total de capitalización estimado de Bancomer, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 14.0%, con capital básico de 11.3%. A la misma fecha, el índice total de capitalización estimado de Bancomer Servicios, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 138.7%.

Capitalización Millones de Pesos	Bancomer Diciembre 2002		Bancomer Servicios Diciembre 2002	
Capital básico		27,815		4,769
Capital complementario		6,674		0
Capital Neto		**34,489**		**4,769**
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo				
Capital básico	14.56%	11.28%	161.82%	138.67%
Capital complementario	3.49%	2.71%		
Capital Neto	**18.06%**	**13.98%**	**161.82%**	**138.67%**
Activos en Riesgo	191,014	246,656	2,947	3,439

Negocio Bancario: Activos en Riesgo Millones de Pesos	Negocio Bancario		Bancomer		Bancomer Servicios	
	Activos Pond por Riesgo	Capital Requerido	Activos Pond por Riesgo	Capital Requerido	Activos Pond por Riesgo	Capital Requerido
Activos en Riesgo Crédito	193,962	15,517	191,014	15,281	2,947	236
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	17,630	1,410	17,173	1,374	457	37
Grupo III (ponderados al 100%)	176,331	14,107	173,841	13,907	2,490	199
Activos en Riesgo Mercado	56,134	4,491	55,642	4,451	492	39
Operaciones en moneda nacional con tasa nominal	33,483	2,679	33,034	2,643	450	36
Operaciones en moneda nacional con tasa real o denominados en Udis	2,138	171	2,138	171		
Tasa de interés operaciones en moneda extranjera con tasa nominal	8,286	663	8,286	663		
Posiciones en udis o con rendimiento referido al INPC	92	7	92	7		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	99	8	99	8		
Posiciones en accs. o con rendimiento indizado al precio de una acción o grupo de accs.	12,034	963	11,992	959	42	3
Total con Crédito y Mercado	250,095	20,008	246,656	19,732	3,439	275

Negocio Bancario: Capital Neto Millones de Pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital Básico	**32,584**	**27,815**	**4,769**
Capital contable	44,891	39,357	5,534
Obligaciones subordinadas e inst. de capitalización	3,628	3,628	
Deducción de Invs. en Inst. subordinados			
Deducción de Invs. en accs. de entidades financieras	(3,973)	(3,883)	(90)
Deducción de Invs. en accs. no financieras	(1,192)	(1,038)	(155)
Deducción de financiamientos otorgados p/adq. de accs. del banco o de ent. del grupo			
Deducción de Impuestos Diferidos	(8,559)	(8,039)	(520)
Gastos de Organización y otros intangibles	(2,208)	(2,208)	
Otros activos que se restan	(3)	(3)	
Capital Complementario	**6,674**	**6,674**	**0**
Obligaciones e instrumentos de capitalización	4,660	4,660	
Reservas preventivas por riesgos crediticios generales	2,014	2,014	
Deducción de títulos subordinados			
Capital Neto	**39,258**	**34,489**	**4,769**

7. Programas de Apoyo a Deudores

Costo Programas de Apoyo a Deudores Millones de Pesos	12 Meses 2002	12 Meses 2001	4T 2002	3T 2002	4T 2001
A Cartera comercial	20	70	4	5	25
A Cartera vivienda	1,404	1,457	343	361	443
TOTAL	**1,424**	**1,527**	**347**	**366**	**468**

8. Préstamos Interbancarios

	Prestamos Interbancarios Millones de Pesos	Moneda Nacional		Moneda Extranjera		Total	
		Saldo	Tasa	Saldo	Tasa	Saldo	Tasa
4T02	Préstamos interbancarios y otros organismos	25,837	7.9%	15,412	4.4%	41,249	6.7%
3T02	Préstamos Interbancarios y otros organismos	26,711	7.2%	14,245	5.0%	40,956	6.6%
4T01	Préstamos interbancarios y otros organismos	23,134	8.5%	17,621	4.4%	40,755	6.6%

El 45% de éstos créditos tienen un plazo remanente al vencimiento menor a 1 año, el 12% tiene un plazo de entre 1 y 2 años, y el resto tiene un plazo superior a 2 años.

9. Obligaciones

OBLIGACIONES-PASIVO Millones de Pesos	Saldo Diciembre 2002	Fecha Vencimiento	Tasa
BANCOMER-98 NO CONVERTIBLES	2,500	28-Sep-06	TIIE28
PROMEX-95 NO CONVERTIBLES	50	10-Abr-03	MÁS ALTA ENTRE: CEDES 365+2.5; PRLV 185+2.5; CETES 365+3.5; TIIP 28+2
PROMEX-95-2 NO CONVERTIBLES	50	18-Sep-03	MAS ALTA ENTRE: CEDES 365+2.5; PRLV 185+2.5; CETES 365+3.5; TIIE 28+1.5
BANCOMER- DLLS NO CONVERTIBLE	1,044	21-Jun-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	272	28-Mar-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	1,201	15-May-04	LIBOR+3.5
BANCOMER- DLLS NO CONVERTIBLES	104	29-May-04	LIBOR+3.5
INTERESES DEVENGADOS NO PAGADOS	13		
TOTAL	**5,234**		

Claves de Cotización					
IPyC	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Calificaciones de Deuda					
	Largo Plazo		Corto Plazo		Escala Nacional
Bancomer	Pesos	M.E.	Pesos	M.E.	
S&P	BBB-	BBB-	A-3	A-3	------
Moody's	A1	A3	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

Contactos

Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel.(52-55) 5621-5875
Fax (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com